UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 13, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 12, 2014 announcing Turkcell’s Fourth Quarter and Full Year 2014 results and IFRS Report for Q4 2014.

Fourth Quarter and Full Year 2014 Results

Content
HIGHLIGHTS	3
COMMENTS FROM THE CEO, ILKER KURUOZ	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	11

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	11
TURKCELL SUPERONLINE	12
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2014 refer to the same item at the year end of 2013 and figures in parentheses following the operational and financial results for the fourth quarter of 2014 refer to the same item in the fourth quarter of 2013. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2014, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the fourth quarters and year end of 2014 and 2013, both in TRY and US$ is based on IFRS figures.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

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Fourth Quarter and Full Year 2014 Results

HIGHLIGHTS

FULL YEAR

•	Turkcell Group revenues and EBITDA1 both grew by 6% to TRY12,044 million (TRY11,408 million) and TRY3,762 million (TRY3,544 million), respectively. EBITDA margin was at 31.2% (31.1%).

•
Net income fell 20% to TRY1,865 million (TRY2,326 million), adversely impacted mainly by macroeconomic conditions in our international markets of operation as well as several one off items. Excluding the one-off items, net income would be TRY2,135 million2.

•	Mobile business revenues in Turkey rose 3% to TRY9,369 million (TRY9,123 million) with an EBITDA margin of 31.2% (31.0%).

o	Mobile broadband revenues grew by 34% to TRY1,931 million (TRY1,437 million) with strong demand for data.

o	Voice revenues3 fell by 1% to TRY6,374 million (TRY6,460 million), mainly due to lower MTRs.

•	Subsidiaries4 registered revenue growth of 17% to TRY2,674 million (TRY2,285 million) and EBITDA growth of 18% to TRY838 million (TRY712 million).

•
On January 28, 2015, Turkcell announced CEO, Sureyya Ciliv’s resignation. On the same day, the Turkcell Board of Directors appointed Ilker Kuruoz as acting CEO in addition to his role as the Chief Technology Group Officer.

FOURTH QUARTER 2014

•	Group revenues grew by 8% to TRY3,103 million (TRY2,884 million) with the higher contribution of mobile broadband and fiber broadband revenues.

•	Group EBITDA1 rose 8% to TRY917 million (TRY851 million) with an EBITDA margin of 29.6% (29.5%).

•
Net income fell by 49% to TRY258 million (TRY505 million), mainly due to currency devaluation in Ukraine and Belarus, along with various one-offs. Excluding one-off impacts, net income would be TRY390 million2.

•	Mobile business revenues in Turkey reached TRY2,392 million (TRY2,240 million) on 7% growth, while the EBITDA margin rose to 30.1% (29.9%).

o	Mobile broadband revenues rose by 44% to TRY567 million (TRY394 million), posting the highest growth rate of the year.

o	Voice revenues3 grew by 1% to TRY1,555 million (TRY1,547 million).

•	Revenues of subsidiaries4 climbed 10% to TRY711 million (TRY644 million) with an EBITDA increase of 8% to TRY196 million (TRY181 million).

(1) EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash from operating activities.
(2) The adjusted figures are non-IFRS measures.  For further details on the factors for which adjustments have been made and on the calculation of the adjustments, please see page 9.
(3) Voice revenues include outgoing, incoming, roaming and other (comprising almost 1% of Turkcell Turkey) revenues.
(4) Including eliminations.
(*) For details, please refer to our consolidated financial statements and notes as at, and for the year ended December 31, 2014 which can be accessed on our web site in the investor relations section (www.turkcell.com.tr).

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Fourth Quarter and Full Year 2014 Results

COMMENTS FROM CEO, ILKER KURUOZ

“Turkcell Group reached its 2014 targets. Consolidated revenues rose 6% to TRY12 billion, while EBITDA grew 6% to TRY3.8 billion. Meanwhile, EBIT rose 9% to TRY2.1 billion, while net income declined by 20% to TRY1.9 billion, mainly due to unfavorable macroeconomic conditions in countries of our international operations.

In 2014, Turkcell Turkey’s revenues grew by 3% on 34% growth in mobile broadband. Meanwhile, Turkcell Superonline revenues grew by 35% year-on-year on the back of an increased fiber subscriber base. Our Ukrainian business sustained its operational performance, and accordingly its revenues rose by 13% in local currency terms. Nonetheless, its revenues contracted 12% in TRY terms due to 97% local currency devaluation in Ukraine.

The Turkcell team in 2014 continued to differentiate itself with its focus on providing superior customer experience and best-in-class service to create more value for its customers through technology, innovation, and operational excellence.  We introduced the Turkcell T50 to our customers, Turkey’s first operator branded smartphone with 4G, which ranked among the top selling smartphones in Turkey. Meanwhile, we launched our TV platform Turkcell TV Plus which, differentiated by the synergy between our 3G network and fiber infrastructure, strengthened our offering with a triple play service.

We are proud to have transformed Turkcell from a GSM only operator to a leading communication and technology company, both in Turkey and in the region, over the past 20 years. We sustain our pioneering role and leadership of the sector through consistent investment in technology and infrastructure, thereby providing our customers superior value. In the 4G era, we target creating more value for our customers with a sustained focus on quality, supported by accelerated investments, and innovative products and services.

We believe that the strong team spirit of Turkcell employees and support of our business partners, who together have made the company “Turkey’s Turkcell”, will ensure continued success. We thank all of our stakeholders for sharing our success story with us.”

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Fourth Quarter and Full Year 2014 Results

OVERVIEW OF TURKCELL TURKEY

The mobile market remained competitive in 2014. The market continued to opt for price oriented offers over product, service and network speed. Furthermore, the market has shifted towards increased data incentive bundled offers. Despite some upward price adjustments in early Q414, these did not lead to significant improvement in overall competition. In light of the first quarter of 2015 thus far, we expect this competitive environment to prevail.

As Turkcell, our strategy has always been to provide a superior and differentiating customer experience through operational excellence and investment in technology and innovation, ensuring a high quality offering.

As a result of our continued focus on quality, our postpaid subscriber base expanded by 1.2 million yearly net additions to 15.2 million. Accordingly, the postpaid share in total subscribers reached 44%, and 70% in total revenues. Overall, our subscriber base declined by 0.5 million to 34.6 million, mainly through losses from the more price-sensitive prepaid segment. Meanwhile, blended ARPU for the full year rose by 4% driven by an increased postpaid subscriber base and rising mobile data demand.

On the smartphone front, the momentum has continued, despite the regulatory change on credit card payment and local currency depreciation. This durable growth of the smartphone market should help us realize our strategy to monetize the mobile broadband business. Our attractive contracted offers and the success of our affordable T-branded smartphones led to 3.1 million additions to our smartphone base, which rose to 12.7 million. This amounted to a 10 pp yearly increase in smartphone penetration on our network to 40%.

In 2014, we had continued to differentiate ourselves with our innovative products and services. We strengthened our leading M2M solution provider position with the launch of our “Connected Car Platform”. We expanded Turkcell-branded applications further with “Super SmallBiz” targeting small businesses and “Turkcell My Child and Me” for parents. Our latest T-series smartphone, T-50, became the top selling smartphone in Turkey in Q314, while Turkcell TV+, our TV platform, strengthened our product offering and enabled Turkcell Superonline to provide triple play services.

Looking forward, we remain quite enthusiastic about the new era of 4G in Turkey. We aim to sustain our technology leadership in the market by leveraging on the synergy with our fiber broadband subsidiary to ensure our customers enjoy the full value of the 4G environment.

Turkcell Group Guidance*:

For 2015, we anticipate continued growth on a consolidated basis, mainly through our mobile broadband and fiber broadband businesses in Turkey. We target consolidated revenues in the range of TRY12,800 – TRY13,100 million and consolidated EBITDA in the range of TRY3,850 – TRY4,050 million. In accordance with our growth plans, we expect an operational capex to sales ratio of around 20%, with increased investments in preparation of the mobile network to 4G transition, further expansion of the fiber network, and the roll out of Astelit’s 3G network. This ratio excludes new spectrum fees in Turkey and Ukraine related to 4G and 3G, respectively, which are expected to be auctioned this year.

(*) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2013 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

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Fourth Quarter and Full Year 2014 Results

FINANCIAL AND OPERATIONAL REVIEW

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2014 in TRY terms. Selected financial information presented in this press release for the fourth quarters and for the full year 2014 and 2013, both in TRY and US$, is based on IFRS figures.

Selected financial information for the fourth quarter of 2013, third and fourth quarters of 2014 and full year 2013 and 2014, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Turkish Accounting standards is also included at the end of this press release.

Financial Review of Turkcell Group

	Quarter			Year
Profit & Loss Statement (million TRY)	Q413	Q414	y/y%	FY13	FY14	y/y%
Total Revenue	2,883.6	3,103.2	7.6%	11,407.9	12,043.6	5.6%
Direct cost of revenues1	(1,851.3)	(1,972.2)	6.5%	(7,063.9)	(7,383.9)	4.5%
Direct cost of revenues1/revenues	(64.2%)	(63.6%)	0.6pp	(61.9%)	(61.3%)	0.6pp
Depreciation and amortization	(481.6)	(450.7)	(6.4%)	(1,594.4)	(1,639.4)	2.8%
Gross Margin	35.8%	36.4%	0.6pp	38.1%	38.7%	0.6pp
Administrative expenses	(152.0)	(146.8)	(3.4%)	(550.3)	(562.7)	2.3%
Administrative expenses/revenues	(5.3%)	(4.7%)	0.6pp	(4.8%)	(4.7%)	0.1pp
Selling and marketing expenses	(510.4)	(517.8)	1.4%	(1,843.6)	(1,974.6)	7.1%
Selling and marketing expenses/revenues	(17.7%)	(16.7%)	1.0pp	(16.2%)	(16.4%)	(0.2pp )
EBITDA2	851.5	917.1	7.7%	3,544.5	3,761.8	6.1%
EBITDA Margin	29.5%	29.6%	0.1pp	31.1%	31.2%	0.1pp
EBIT3	369.9	466.4	26.1%	1,950.1	2,122.4	8.8%
Net finance income / (expense)	149.7	(176.9)	(218.2%)	555.3	(291.6)	(152.5%)
Finance expense	(89.7)	(400.1)	346.0%	(204.6)	(1,247.0)	509.5%
Finance income	239.4	223.2	(6.8%)	759.9	955.4	25.7%
Share of profit of associates	75.8	(6.9)	(109.1%)	297.3	207.3	(30.3%)
Other income / (expense)	(35.6)	1.4	(103.9%)	(58.9)	(76.3)	29.5%
Monetary gains / (losses)	72.5	32.3	(55.4%)	176.9	205.1	15.9%
Non-controlling interests	(7.9)	128.9	n.m.	(3.4)	428.2	n.m.
Income tax expense	(119.5)	(187.3)	56.7%	(591.4)	(730.4)	23.5%
Net Income	504.9	257.9	(48.9%)	2,325.9	1,864.7	(19.8%)

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash from operating activities.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue grew by 7.6% year-on-year to TRY3,103.2 million (TRY2,883.6 million) in Q414 driven by:

•	6.8% rise in mobile business revenues in Turkey to TRY2,391.7 million (TRY2,239.5 million)

-	43.9% growth in mobile broadband revenues to TRY566.7 million (TRY393.7 million) with increased smartphone users on our network, higher number of mobile broadband users and increased data usage

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Fourth Quarter and Full Year 2014 Results

-
25.7% fall in SMS revenues due to the declining usage trend impacted by the adoption of OTT (“over the top” messaging) and other alternative instant messaging services, coupled with the ICTA’s 20% ceiling price decrease on SMS, which came into effect on 1 January 2014

-	20.7% increase in mobile services revenues with our increased efforts to promote these services

•	10.5% increase in the revenues of subsidiaries to TRY711.4 million (TRY644.0 million) comprising 22.9% (22.3%) of the Group top line.

-	28.1% increase in Turkcell Superonline revenues to TRY335.8 million (TRY262.1 million)

-	27.9% decline in Astelit’s revenues to TRY167.1 million (TRY231.9 million)

For the full year, revenues grew by 5.6% to TRY12,043.6 million (TRY11,407.9 million) driven by:

•	2.7% increase in mobile business revenues in Turkey to TRY9,369.5 million (TRY9,123.1 million). Excluding MTR cut impact, mobile business revenues in Turkey would have increased by 5%.

-
34.4% rise in mobile broadband revenues to TRY1,930.6 million (TRY1,436.7 million) with increased smartphone penetration of 10 percentage points in a year, a higher number of mobile broadband users and increased data usage

-	23.0% fall in SMS revenues due to the declining usage trend impacted by the increasing adoption of OTT and alternative messaging services, coupled with the ICTA’s 20% ceiling price decrease on SMS

-	5.3% growth in mobile services revenues

•	17.0% rise in the revenues of subsidiaries to TRY2,674.1 million (TRY2,284.7 million) constituting 22.2% (20.0%) of the Group top line.

-	35.4% growth in Turkcell Superonline revenues to TRY1,252.5 million (TRY925.2 million)

-	12.0% decrease in Astelit’s revenues to TRY758.2 million (TRY861.6 million)

Direct cost of revenues* rose by 6.5% to TRY1,972.2 million (TRY1,851.3 million) in Q414, while as a percentage of revenues declining to 63.6% (64.2%) driven by the decrease in depreciation and amortization expenses and other various cost items, more than offsetting the increase in operational expenses of certain subsidiaries.

For the full year, direct cost of revenues grew by 4.5% to TRY7,383.9 million (TRY7,063.9 million), while as a percentage of revenues decreasing to 61.3% (61.9%). This decrease was led by the lower interconnect costs of Turkcell Turkey and decrease in various other cost items as opposed to the rise in the operational expenses of certain subsidiaries.

The table below presents the interconnect revenues and costs of Turkcell Turkey:

	Quarter			Year
Million TRY	Q413	Q414	y/y%	FY13	FY14	y/y%
Interconnect revenues	253.2	281.3	11.1%	1,171.3	1,116.5	(4.7%)
as a % of revenues	11.3%	11.8%	0.5pp	12.8%	11.9%	(0.9pp )
Interconnect costs	(238.6)	(267.1)	11.9%	(1,118.3)	(1,049.7)	(6.1%)
as a % of revenues	(10.7%)	(11.2%)	(0.5pp )	(12.3%)	(11.2%)	1.1pp

Administrative expenses as a percentage of revenues declined 0.6pp to 4.7% (5.3%) in Q414, mainly due to lower bad debt expenses (0.4pp) and other cost items (0.2pp). For the full year, administrative expenses as a percentage of revenues decreased by 0.1pp to 4.7% (4.8%).

*In 2013, the direct cost of revenues included a total tax expense of TRY34 million regarding the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge.

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Fourth Quarter and Full Year 2014 Results

Selling and marketing expenses as a percentage of revenues fell by 1.0pp to 16.7% (17.7%) in Q414, mainly driven by the decrease in selling expenses (0.6pp), marketing expenses (0.3pp) and other cost items (0.1pp).

For the full year, selling and marketing expenses as a percentage of revenues increased to 16.4% (16.2%) driven by the increase in selling expenses (0.2pp) and other cost items (0.4pp) more than offsetting the decline in marketing expenses (0.4pp).

EBITDA* rose by 7.7% to TRY917.1 million (TRY851.5 million), while the EBITDA margin was at 29.6% (29.5%) in Q414. The decrease in selling and marketing expenses by 1.0pp and administrative expenses by 0.6pp was offset by the increase in direct cost of revenues (excluding depreciation and amortization) by 1.5pp as a percentage of revenues.

For the full year, EBITDA rose to TRY3,761.8 million (TRY3,544.5 million) on 6.1% growth, while the EBITDA margin stood at 31.2% (31.1%). The 0.2pp decrease in direct cost of revenues (excluding depreciation and amortization) and in administrative expenses by 0.1pp was offset by the 0.2pp increase in selling and marketing expenses as a percentage of revenues.

The EBITDA of subsidiaries grew by 8.3% to TRY196.0 million (TRY181.0 million) in Q414. For the full year, the EBITDA of subsidiaries rose by 17.6% to TRY 837.5 million (TRY712.1 million).

Net finance expense of TRY176.9 million (net finance income of TRY149.7 million) was recorded in Q414, mainly due to the increase in translation losses to TRY383 million (TRY59.0 million).

For the full year, Turkcell Group recorded a net finance expense of TRY291.6 million (net finance income of TRY555.3 million) due to higher translation losses of TRY1,110.8 million (TRY75.6 million), partially offset by higher interest income earned on time deposits.

The table below presents translation loss details:

	Quarter			Year
Million TRY	Q413	Q414	y/y%	FY13	FY14	y/y%
Turkcell Turkey	21.9	72.9	232.9%	139.1	225.8	62.3%
Turkcell Superonline	(18.4)	(6.3)	(65.8%)	(59.2)	(38.2)	(35.5%)
Astelit	(2.3)	(294.9)	n.m.	(7.6)	(991.2)	n.m.
Best	(58.9)	(149.6)	154.0%	(123.6)	(294.5)	138.3%
Other	(1.3)	(5.1)	292.3%	(24.3)	(12.7)	(47.7%)
Turkcell Group	(59.0)	(383.0)	549.2%	(75.6)	(1,110.8)	n.m.

The share of profit of equity accounted investees was a loss of TRY6.9 million (income of TRY75.8 million), mainly due to non-cash impairment charges of US$88 million recorded by Fintur in relation to goodwill and fixed assets in Q414. The impact of this on our Group financials was TRY83 million on the basis of our 41.45% share of Fintur.

For the full year, our share in the net income of unconsolidated investees fell by 30.3% to TRY207.3 million (TRY297.3 million) impacted mainly by non-cash charges of US$125 million in Fintur, stemming from write down of operational assets and impairment charges relating to goodwill and fixed assets. These charges negatively impacted our Group financials by TRY116 million on the basis of our 41.45% share in Fintur.

(*)EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash from operating activities

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Fourth Quarter and Full Year 2014 Results

Income tax expense details for Q414 and FY14 are presented in the table below:

	Quarter			Year
Million TRY	Q413	Q414	y/y%	FY13	FY14	y/y%
Current Tax expense	(166.7)	(170.3)	2.2%	(650.5)	(709.4)	9.1%
Deferred Tax Income/expense	47.2	(17.0)	(136.0%)	59.1	(21.0)	(135.5%)
Income Tax expense	(119.5)	(187.3)	56.7%	(591.4)	(730.4)	23.5%

Net income fell by 48.9% to TRY257.9 million (TRY504.9 million) in Q414. Net income was negatively impacted by the devaluation of UAH against US$ in Ukraine and BYR against US$ in Belarus, non-cash impairment charges incurred by Fintur, decrease in monetary gain and a higher tax expense. Net income was impacted by several one-off items both in Q413 and Q414. Excluding one-off items, net income in Q414 would be TRY390 million (TRY630 million in Q413).

For the full year, net income declined by 19.8% to TRY1,864.7 million (TRY2,325.9 million). This was mainly driven by devaluation in Ukraine and Belarus, the impact of non-cash impairment charges incurred by Fintur and a higher tax expense. Excluding one-off items, net income in FY14 would be TRY2,135 million (TRY2,511 million in FY13).

Net income impacts (million TRY)	Q413	FY13	Net income impacts (million TRY)	Q414	FY14

Net income excluding one-offs*	630	2,511	Net income excluding one-offs*	390	2,135
BeST impairment	(61)	(61)	Best impairment	(35)	(35)
ICTA Decision Regarding a Tariff**	(41)	(41)	Fintur impact	(83)	(116)
Other impacts	(23)	(83)	A-Tel Share Sale impact	-	24
			Reimbursements**	(8)	(29)
			ICTA penalties**	(2)	(108)
			Other impacts	(4)	(6)
Net income reported	505	2,326	Net income reported	258	1,865

* Net income excluding one-off impacts is a presentation of our net income, adjusted to exclude certain items that we consider to be exceptional. However, it should not be relied upon as comparable to reported net income prepared in accordance with the IFRS that we apply. Although we expect that the specific items represented in this adjustment are non-recurring, no assurance can be given that this will be the case and that we will not be affected by similar items in the future.
** For details, please refer to consolidated financial statements and notes as at and for the years ended December 31, 2013 and December 31, 2014 under the note 34 which can be accessed via our website.

In Q413 and FY13, other impacts mainly comprised impairment charges, regulatory penalties and the tax expense regarding the ICTA decision as explained at the footnote of direct cost of revenues section.

Total debt as of December 31, 2014 was at TRY3,697.7 million (US$1,594.6 million), compared to TRY3,545.0 million (US$1,555.6 million) as of September 30, 2014 in consolidated terms. The debt balance of Ukraine (including intra-group debt) was TRY1,580.3 million (US$681.5 million), Belarus was TRY1,540.3 million (US$664.2 million) and Turkcell Superonline was TRY737.0 million (US$317.8 million).

TRY2,890.9 million (US$1,246.7 million) of our consolidated debt is at a floating rate, while TRY2,449.8 million (US$1,056.5 million) will mature within less than a year. As of December 31, 2014, our debt/annual EBITDA ratio in TRY terms was 98%. (Please note that the figures in parentheses refer to US$ equivalents).

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Fourth Quarter and Full Year 2014 Results

Cash flow analysis: Capital expenditures, including non-operational items in Q414, amounted to TRY935.3 million, of which TRY593.7 million was related to Turkcell Turkey, TRY254.4 million to Turkcell Superonline, TRY37.7 million to Astelit and TRY15.6 million to BeST. The cash flow item noted as “other” included cash inflows mainly relating to the effects of foreign exchange rate valuations on cash and cash equivalents and cash outflows due to corporate tax payment and the change in net working capital.

For the full year, capital expenditures including non-operational items were at TRY2,144.8 million, of which TRY1,361.6 million was related to Turkcell Turkey, TRY552.8 million to Turkcell Superonline, TRY101.3 million to Astelit and TRY35.4 million to BeST. The cash flow item noted as “other” mainly comprised cash inflow related to dividends from Fintur and cash outflows due to corporate tax payment and the change in net working capital.

In 2014, operational capex as a percentage of revenues realized at around 17%.

	Quarter		Year
Consolidated Cash Flow (million TRY)	Q413	Q414	FY13	FY14
EBITDA1	851.5	917.1	3,544.5	3,761.8
LESS:
Capex and License	(818.5)	(935.3)	(1,822.3)	(2,144.8)
Turkcell	(500.2)	(593.7)	(1,057.8)	(1,361.6)
Turkcell Superonline	(172.1)	(254.4)	(399.1)	(552.8)
Ukraine2	(61.2)	(37.7)	(144.6)	(101.3)
Net interest Income/ (expense)	208.7	206.1	630.9	819.3
Other	199.1	57.8	(995.2)	(1,633.8)
Net Change in Debt	(15.2)	94.2	(227.9)	100.5
Cash generated / (used)	425.6	339.9	1,130.0	903.0
Cash balance	8,128.9	9,031.9	8,128.9	9,031.9

(1) EBITDA is a non-GAAP financial measurement. See page 16 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.

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Fourth Quarter and Full Year 2014 Results

Operational Review in Turkey

	Quarter			Year
Summary of Operational Data	Q413	Q414	y/y%	FY13	FY14	y/y%
Number of total subscribers (million)	35.2	34.6	(1.7%)	35.2	34.6	(1.7%)
Postpaid	14.0	15.2	8.6%	14.0	15.2	8.6%
Prepaid	21.2	19.4	(8.5%)	21.2	19.4	(8.5%)
ARPU(Average Monthly Revenue per User), blended (TRY)	21.3	23.0	8.0%	21.7	22.5	3.7%
Postpaid	36.5	38.0	4.1%	37.3	37.7	1.1%
Prepaid	11.3	11.6	2.7%	11.8	11.6	(1.7%)
ARPU, blended (US$)	10.5	10.3	(1.9%)	11.4	11.2	(1.8%)
Postpaid	18.0	17.0	(5.6%)	19.6	18.8	(4.1%)
Prepaid	5.6	5.2	(7.1%)	6.2	5.8	(6.5%)
Churn (%)	6.7%	7.7%	1.0pp	27.4%	28.3%	0.9pp
MOU (Average Monthly Minutes of Usage per Subscriber), blended	257.5	279.3	8.5%	259.3	275.3	6.2%

Subscribers of Turkcell Turkey declined by 548 thousand (98 thousand net losses in Q414) to 34.6 million in 2014 due to losses in the more price-sensitive prepaid segment in the ongoing aggressive competitive environment. Meanwhile, we expanded our postpaid subscriber base by 1.2 million net additions during the year, mainly through pre to post switches and superior network quality. Consequently, our postpaid subscriber share in total subscriber base has improved to 43.9% (39.8%).

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. Our churn rate increased by 1.0pp to 7.7% in Q414, and by 0.9pp to 28.3%* for the full year, primarily impacted by the increased competition in the market.

ARPU rose by 8.0% to TRY23.0 (TRY21.3) in Q414 on the back of higher mobile broadband usage and increased postpaid customer base. For the full year, ARPU grew by 3.7% to TRY22.5 (TRY21.7) driven by the same factors.

MoU rose by 8.5% to 279.3 minutes in Q414 and by 6.2% to 275.3 minutes in 2014. This increase in MoU was led by higher incentives and higher package utilization.

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit’s financial performance has been adversely impacted by the unfavorable political and macroeconomic environment in Ukraine throughout the year. The local currency devaluation, which has reached 97% for the full year, led Astelit’s contribution to Group revenue to contract in 2014 and also caused significant FX losses at the Group level. In 2015, the local currency devaluation exceeded 60% year-to-date.

Astelit recorded 15% revenue growth in local currency in the fourth quarter, while in TL terms, registering a decline of 27.9% to TRY167.1 million (TRY231.9 million). EBITDA declined 30.4% to TRY49.7 million (TRY71.4 million) with an EBITDA margin of 29.7% (30.8%). For the full year, local currency revenue growth was at 13%, whereas, in TL terms, there was a decrease of 12.0% to TRY758.2 million (TRY861.6 million). With the 11.7% decline in EBITDA to TRY232.2 million (TRY262.9 million), Astelit maintained its EBITDA margin at 30.6% (30.5%) in 2014.

On the operational front, Astelit recorded 1.1 million net additions throughout the year, increasing its three-month active subscriber base to 10.3 million. Blended ARPU (3-month active) rose by 1.2% to UAH33.3 (UAH32.9) in Q414 and remained almost flat at UAH34.5 (UAH34.4) for the full year. The MoU (12-months active) fell by 5.3% to 162.8 minutes (172.0 minutes) in Q414, and by 6.9% to 166.7 minutes (179.0 minutes) in the full year, due to changing consumer behavior as a result of tough macroeconomic conditions.

(*) Churn rate in FY13 was impacted by the ICTA decision enabling users of mobile lines without a subscription to register those lines under their names. Each subscription line registered due to this decision had to be recorded as a churn, and also as an acquisition in operators’ records. Excluding the impact of this decision, the churn rate would have been 26.4% in 2013.

11

Fourth Quarter and Full Year 2014 Results

Ukraine has been facing political tension since early 2014. As a result, in Crimea, which constituted 3% of Astelit’s revenues in 2014, operations have been discontinued starting from Q414 for reasons beyond its control, and are unlikely to be resumed in the near future. As of December 31, 2014, Astelit’s non-current assets in Crimea were fully depreciated to their scrap value. Yet, despite occasional network disruptions in the Donetsk and Luhansk regions, Astelit has continued its operations to date without major incident.

We continue to believe in the potential of the Ukrainian mobile market and remain committed to our operations in that country. On January 15, 2015, we announced Astelit’s application to participate in the 3G license tender. In compliance with the 3G tender conditions, Astelit paid tender guarantees of UAH270 million for each three lots, totaling UAH810 million, on February 10, 2015. Introduction of 3G technology is expected to open a new chapter in Ukraine’s telecommunication industry, and we are excited to extend the expertise we have developed in our home market to this arena.

	Quarter			Year
Astelit*	Q413	Q414	y/y%	FY13	FY14	y/y%
Number of subscribers (million)1	12.6	13.9	10.3%	12.6	13.9	10.3%
Active (3 months)2	9.2	10.3	12.0%	9.2	10.3	12.0%
MOU (minutes) (12 months)	172.0	162.8	(5.3%)	179.0	166.7	(6.9%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.1	1.8	(41.9%)	3.2	2.2	(31.3%)
Active (3 months) (US$)	4.1	2.4	(41.5%)	4.3	3.0	(30.2%)
Active (3 months) (UAH)	32.9	33.3	1.2%	34.4	34.5	0.3%
Revenue (million UAH)	912.8	1,046.7	14.7%	3,595.2	4,051.7	12.7%
Revenue (million TRY)	231.9	167.1	(27.9%)	861.6	758.2	(12.0%)
Revenue (million US$)	114.2	74.5	(34.8%)	449.8	347.2	(22.8%)
EBITDA (million UAH)	281.0	310.4	10.5%	1,096.0	1,237.3	12.9%
EBITDA (million TRY)	71.4	49.7	(30.4%)	262.9	232.2	(11.7%)
EBITDA (million US$)3	35.2	22.2	(36.9%)	137.1	106.3	(22.5%)
EBITDA margin	30.8%	29.7%	(1.1pp )	30.5%	30.6%	0.1pp
Net loss (million UAH)	(19.1)	(2,078.7)	n.m.	(261.5)	(5,593.2)	n.m.
Net loss (million TRY)	(4.9)	(323.2)	n.m.	(60.7)	(1,066.9)	n.m.
Net loss (million US$)	(2.4)	(145.0)	n.m.	(32.7)	(484.3)	n.m.
Capex (million UAH)	213.9	327.2	53.0%	541.5	688.9	27.2%
Capex (million TRY)	61.2	37.7	(38.4%)	144.6	101.3	(29.9%)
Capex (million US$)	26.8	15.8	(41.0%)	67.8	43.7	(35.5%)

(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(3) EBITDA is a non-GAAP financial measurement. See page 16 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.

Turkcell Superonline resumed its solid financial and operational performance on 28.1% revenue growth and a 34.2% EBITDA rise in Q414. The EBITDA margin improved 1.2pp to 25.6% (24.4%), mainly with the increasing scale of the business.

In Q414, the share of residential and corporate segment revenues in total revenues reached 71% (64%) following the 52.8% and 27.4% growth of residential and corporate segment revenues, respectively. Meanwhile, the share of non-group revenues reached 78% (74%).

12

Fourth Quarter and Full Year 2014 Results

For the full year, growth momentum continued with a revenue rise of 35.4% and EBITDA increase of 37.6%. The EBITDA margin reached 26.1% (25.7%) on a 0.4pp improvement. Residential segment revenues grew by 53.2%, while the corporate segment revenues grew by 32.2%. Accordingly, the share of residential and corporate business in total revenues rose to 67% (63%). The share of non-group revenues increased to 77% (74%).

Turkcell Superonline’s total subscriber base (including ADSL subscribers) reached 1.2 million on the back of 346 thousand net additions in 2014. FTTH subscriber base1 increased to 735 thousand with a 165 thousand net increase for the full year. By the end of 2014, Turkcell Superonline has become the market leader in terms of number of total FTTH subscribers in Turkey.

Turkcell Superonline has continued to invest in its fiber network, increasing home passes2 by 380 thousand in 2014 to 2.1 million. Furthermore, capitalizing on its network, Turkcell Superonline has strengthened its product offering with the addition of the TV platform, Turkcell TV+.

In 2015, we expect Turkcell Superonline to continue its growth momentum by expanding its subscriber base, increasing its home passes2 with further capital expenditure in its infrastructure.

Moreover, we expect that the arrival of the new 4G era will bring additional synergies between our mobile and fiber businesses, and strengthen Turkcell Superonline’s already successful business model.

	Quarter			Year
Turkcell Superonline* (million TRY)	Q413	Q414	y/y%	FY13	FY14	y/y%
Revenue	262.1	335.8	28.1%	925.2	1,252.5	35.4%
Residential	94.4	144.2	52.8%	329.6	504.9	53.2%
% of revenues	36.0%	42.9%	6.9pp	35.6%	40.3%	4.7pp
Corporate	73.7	93.9	27.4%	253.4	335.1	32.2%
% of revenues	28.1%	28.0%	(0.1pp )	27.4%	26.8%	(0.6pp )
Wholesale	94.0	97.7	3.9%	342.3	412.5	20.5%
% of revenues	35.9%	29.1%	(6.8pp )	37.0%	32.9%	(4.1pp )
EBITDA 3	64.1	86.0	34.2%	237.8	327.1	37.6%
EBITDA Margin	24.4%	25.6%	1.2pp	25.7%	26.1%	0.4pp
Capex	172.1	254.4	47.8%	399.1	552.8	38.5%
FTTH subscribers	570.0	735.1	29.0%	570.0	735.1	29.0%

(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.
(1) FTTH subscriber base refers to residential, corporate and wholesale fiber subscribers.
(2) Home passes figure refers to the total of home passes and office passes figures.
(3)EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash from operating activities.

Fintur subscriber base declined 0.7 million during the year, resulting from Kcell’s subscriber decline, mainly due to clean-up of subscribers. Fintur’s consolidated revenues declined by 19.7% to US$423 million (US$527 million) in Q414, driven mainly by decrease in Kcell revenues resulting from devaluation of the Kazakhstani Tenge (KZT) against the US$. For the full year, revenues fell by 11.5% to US$1,801 million (US$2,036 million) mainly due to the same factors.

Fintur had a negative impact of US$3 million (US$37 million contribution) on our net income in Q414 driven mainly by non-cash impairment charges at Fintur as discussed on page 8. Fintur’s contribution to Turkcell’s net income declined by 39.1% to US$95 million (US$156 million) in 2014 due to non-cash charges as explained on page 8.

13

Fourth Quarter and Full Year 2014 Results

	Quarter			Year
Fintur*	Q413	Q414	y/y%	FY13	FY14	y/y%
Subscribers (million)	21.5	20.8	(3.3%)	21.5	20.8	(3.3%)
Kazakhstan	14.3	13.0	(9.1%)	14.3	13.0	(9.1%)
Azerbaijan	4.4	4.6	4.5%	4.4	4.6	4.5%
Moldova	1.0	1.1	10.0%	1.0	1.1	10.0%
Georgia	1.8	2.1	16.7%	1.8	2.1	16.7%
Revenue (million US$)	527	423	(19.7%)	2,036	1,801	(11.5%)
Kazakhstan	322	248	(23.0%)	1,233	1,052	(14.7%)
Azerbaijan	151	127	(15.9%)	584	549	(6.0%)
Moldova	20	17	(15.0%)	79	72	(8.9%)
Georgia	35	31	(11.4%)	140	128	(8.6%)
Fintur’s contribution to Group’s net income (million US$)	37	(3)	(108.1%)	156	95	(39.1%)
(*)   We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

Turkcell Group Subscribers amounted to approximately 71.5 million as of December 31, 2014. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 0.2 million year-on-year mainly driven by the increase in subscriber base of Astelit.

Turkcell Group Subscribers (million)	2013	2014	y/y%
Turkcell Turkey	35.2	34.6	(1.7%)
Ukraine	12.6	13.9	10.3%
Fintur	21.5	20.8	(3.3%)
Northern Cyprus	0.4	0.4	-
Belarus	1.2	1.4	16.7%
Turkcell Europe1	0.4	0.4	-
TURKCELL GROUP	71.3	71.5	0.3%

1: The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe subscribers and operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015.

14

Fourth Quarter and Full Year 2014 Results

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter			Year
	Q413	Q414	y/y%	FY13	FY14	y/y%
TRY / US$ rate
Closing Rate	2.1343	2.3189	8.6%	2.1343	2.3189	8.6%
Average Rate	2.0302	2.2421	10.4%	1.9094	2.1850	14.4%
Consumer Price Index (Turkey)	2.3%	1.6%	(0.7pp)	7.4%	8.2%	0.8pp
GDP Growth (Turkey)	4.5%	n.a.	n.a.	4.1%	n.a.	n.a.
UAH/ US$ rate
Closing Rate	7.99	15.77	97.4%	7.99	15.77	97.4%
Average Rate	7.99	14.09	76.3%	7.99	11.87	48.6%
BYR/ US$ rate
Closing Rate	9,510	11,850	24.6%	9,510	11,850	24.6%
Average Rate	9,282	10,912	17.6%	8,883	10,255	15.4%

15

Fourth Quarter and Full Year 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

	Quarter			Year
Turkcell Group (million US$)	Q413	Q414	y/y%	FY13	FY14	y/y%
EBITDA	420.4	409.1	(2.7%)	1,858.0	1,725.2	(7.1%)
Income tax expense	(59.4)	(83.5)	40.6%	(310.7)	(334.6)	7.7%
Other operating income / (expense)	(16.9)	(1.3)	(92.3%)	(29.2)	(40.3)	38.0%
Financial income / (expense)	78.2	3.9	(95.0%)	299.9	17.8	(94.1%)
Net increase / (decrease) in assets and liabilities	26.5	14.9	(43.8%)	(824.0)	(566.3)	(31.3%)
Net cash from operating activities	448.8	343.1	(23.6%)	994.0	801.8	(19.3%)

	Quarter			Year
Turkcell Superonline (million TRY)	Q413	Q414	y/y%	FY13	FY14	y/y%
EBITDA	64.1	86.0	34.2%	237.8	327.1	37.6%
Income tax expense	35.3	(8.6)	(124.4%)	38.4	(19.1)	(149.7%)
Other operating income / (expense)	2.7	0.9	(66.7%)	0.6	3.1	416.7%
Financial income / (expense)	(18.4)	(37.7)	104.9%	(63.7)	(57.8)	(9.3%)
Net increase / (decrease) in assets and liabilities	15.2	82.7	444.1%	(106.0)	48.0	(145.3%)
Net cash from operating activities	98.9	123.3	24.7%	107.1	301.3	181.3%

	Quarter			Year
Euroasia (million US$)	Q413	Q414	y/y%	FY13	FY14	y/y%
EBITDA	35.2	22.2	(36.9%)	137.1	106.3	(22.5%)
Other operating income / (expense)	(0.2)	0.5	(350.0%)	1.1	1.0	(9.1%)
Financial income / (expense)	(9.0)	(13.8)	53.3%	(50.9)	(56.1)	10.2%
Net increase / (decrease) in assets and liabilities	(27.4)	15.5	(156.6%)	(10.9)	17.4	(259.6%)
Net cash from operating activities	(1.4)	24.4	n.m.	76.4	68.6	(10.2%)

16

Fourth Quarter and Full Year 2014 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2015 and our 4G and 3G development in Turkey and Ukraine, respectively. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.
Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2013 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 34.6 million subscribers as of December 31, 2014. Turkcell is a leading regional player with its approximately 71.5 million subscribers in nine countries as of December 31, 2014. It was one of the first among the global operators to have implemented HSPA+. It has announced two new HSPA+ Technologies on its 3G network to meet rising data usage. Having successfully integrated 3C-HSDPA and DC-HSUPA Technologies, it became the first mobile operator in the world to enable peak speed of 63.3 Mbps downlink while also enabled an 11.5 Mbps uplink on a 3G network. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the first telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of December 2014, Turkcell’s population coverage is at 99.81% in 2G and 91.21% in 3G.  Turkcell reported a TRY12.0 billion (US$5.5 billion) revenue with total assets of TRY23.7 billion (US$10.2 billion) as of December 31, 2014. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

17

	TURKCELL ILETISIM HIZMETLERI A.S. TURKISH ACCOUNTING STANDARDS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	2,545.3	2,757.5	2,631.9	10,242.8	10,437.2
Revenues from betting business	73.1	69.1	85.5	230.4	297.9
Monthly fixed fees	18.2	10.0	10.4	75.9	51.5
Simcard sales	7.2	11.9	6.3	29.8	31.7
Call center revenues and other revenues	239.8	313.7	369.1	829.0	1,225.3
Total revenues	2,883.6	3,162.2	3,103.2	11,407.9	12,043.6
Direct cost of revenues	-1,848.9	-1,879.0	-1,972.2	-7,058.9	-7,380.8
Gross profit	1,034.7	1,283.2	1,131.0	4,349.0	4,662.8
Administrative expenses	-152.0	-138.0	-146.8	-550.3	-562.7
Selling & marketing expenses	-510.4	-496.5	-517.8	-1,843.6	-1,974.6
Other Operating Income / (Expense)	35.3	424.0	269.4	907.9	1,053.6
Operating profit before financing and investing costs	407.6	1,072.7	735.8	2,863.0	3,179.1
Income from investing activities	8.9	1.7	5.4	30.2	20.0
Expense from investing activities	-15.3	-10.2	9.3	-58.1	-16.8
Share of profit of equity accounted investees	75.8	66.8	-6.9	297.3	207.3
Income before financing costs	477.0	1,131.0	743.6	3,132.4	3,389.6
Finance expense	85.1	-255.6	-459.8	-383.2	-1,424.9
Monetary gain/(loss)	72.5	48.3	32.3	176.9	205.1
Income before tax and non-controlling interest	634.6	923.7	316.1	2,926.1	2,169.8
Income tax expense	-120.0	-217.0	-187.1	-592.4	-731.1
Income before non-controlling interest	514.6	706.7	129.0	2,333.7	1,438.7
Non-controlling interest	-7.9	49.0	128.9	-3.4	428.2
Net income	506.7	755.7	257.9	2,330.3	1,866.9

Net income per share	0.23	0.34	0.12	1.06	0.85

Other Financial Data

Gross margin	35.9%	40.6%	36.4%	38.1%	38.7%
EBITDA(*)	851.5	1,050.4	917.1	3,544.5	3,761.8
Capital expenditures	818.5	555.1	935.3	1,822.3	2,144.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	8,128.9	8,692.0	9,031.9	8,128.9	9,031.9
Total assets	21,255.6	22,673.4	23,668.3	21,255.6	23,668.3
Long term debt	1,528.5	1,101.3	1,247.9	1,528.5	1,247.9
Total debt	3,332.5	3,545.0	3,697.7	3,332.5	3,697.7
Total liabilities	6,544.8	6,472.5	6,979.5	6,544.8	6,979.5
Total shareholders’ equity / Net Assets	14,710.8	16,200.9	16,688.8	14,710.8	16,688.8

* For further details, please refer to our consolidated financial statements and notes as at 31 December 2014 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	2,545.3	2,757.5	2,631.9	10,242.8	10,437.2
Revenues from betting business	73.1	69.1	85.5	230.4	297.9
Monthly fixed fees	18.2	10.0	10.4	75.9	51.5
Simcard sales	7.2	11.9	6.3	29.8	31.7
Call center revenues and other revenues	239.8	313.7	369.1	829.0	1,225.3
Total revenues	2,883.6	3,162.2	3,103.2	11,407.9	12,043.6
Direct cost of revenues	-1,851.3	-1,880.2	-1,972.2	-7,063.9	-7,383.9
Gross profit	1,032.3	1,282.0	1,131.0	4,344.0	4,659.7
Administrative expenses	-152.0	-138.0	-146.8	-550.3	-562.7
Selling & marketing expenses	-510.4	-496.5	-517.8	-1,843.6	-1,974.6
Other Operating Income / (Expense)	-35.6	17.8	1.4	-58.9	-76.3

Operating profit before financing costs	334.3	665.3	467.8	1,891.2	2,046.1
Finance costs	-89.7	-83.7	-400.1	-204.6	-1,247.0
Finance income	239.4	225.7	223.2	759.9	955.4
Monetary gain/(loss)	72.5	48.3	32.3	176.9	205.1
Share of profit of equity accounted investees	75.8	66.8	-6.9	297.3	207.3
Income before taxes and minority interest	632.3	922.4	316.3	2,920.7	2,166.9
Income tax expense	-119.5	-216.4	-187.3	-591.4	-730.4
Income before minority interest	512.8	706.0	129.0	2,329.3	1,436.5
Non-controlling interests	-7.9	49.0	128.9	-3.4	428.2
Net income	504.9	755.0	257.9	2,325.9	1,864.7

Net income per share	0.23	0.34	0.12	1.06	0.85

Other Financial Data

Gross margin	35.8%	40.5%	36.4%	38.1%	38.7%
EBITDA(*)	851.5	1,050.4	917.1	3,544.5	3,761.8
Capital expenditures	818.5	555.1	935.3	1,822.3	2,144.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	8,128.9	8,692.0	9,031.9	8,128.9	9,031.9
Total assets	21,284.6	22,699.3	23,694.2	21,284.6	23,694.2
Long term debt	1,528.5	1,101.3	1,247.9	1,528.5	1,247.9
Total debt	3,332.5	3,545.0	3,697.7	3,332.5	3,697.7
Total liabilities	6,549.5	6,476.3	6,983.6	6,549.5	6,983.6
Total shareholders’ equity / Net Assets	14,735.1	16,223.0	16,710.6	14,735.1	16,710.6

* For further details, please refer to our consolidated financial statements and notes as at 31 December 2014 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2013	2014	2014	2013	2014

Consolidated Statement of Operations Data
Revenues
Communication fees	1,252.0	1,280.6	1,172.7	5,369.0	4,779.3
Revenues from betting business	36.0	32.1	38.2	120.4	136.1
Monthly fixed fees	9.0	4.6	4.7	40.0	23.6
Simcard sales	3.6	5.6	2.8	15.6	14.6
Call center revenues and other revenues	117.0	144.7	164.2	430.4	559.3
Total revenues	1,417.6	1,467.6	1,382.6	5,975.4	5,512.9
Direct cost of revenues	-905.6	-870.4	-877.6	-3,693.3	-3,375.5
Gross profit	512.0	597.2	505.0	2,282.1	2,137.4
Administrative expenses	-74.3	-63.6	-65.2	-286.8	-256.8
Selling & marketing expenses	-250.7	-230.3	-230.7	-964.1	-903.1
Other Operating Income / (Expense)	-16.9	8.7	0.6	-29.2	-35.5

Operating profit before financing costs	170.1	312.0	209.7	1,002.0	942.0
Finance expense	-39.1	-37.6	-175.4	-95.5	-559.3
Finance income	117.3	105.8	98.9	395.4	437.5
Monetary gain/(loss)	31.6	17.1	12.6	82.9	88.4
Share of profit of equity accounted investees	37.4	31.4	-2.7	155.4	96.6
Income before taxes and minority interest	317.3	428.7	143.1	1,540.2	1,005.2
Income tax expense	-59.4	-100.5	-83.5	-310.7	-334.6
Income before minority interest	257.9	328.2	59.6	1,229.5	670.6
Minority interest	-3.9	23.8	57.9	-1.3	194.3
Net income	254.0	352.0	117.5	1,228.2	864.9

Net income per share	0.12	0.16	0.05	0.56	0.39

Other Financial Data

Gross margin	36.1%	40.7%	36.5%	38.2%	38.8%
EBITDA(*)	420.4	489.1	409.1	1,858.0	1,725.2
Capital expenditures	360.3	222.5	394.2	853.8	924.9

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,808.7	3,814.1	3,894.9	3,808.7	3,894.9
Total assets	9,972.6	9,960.6	10,217.9	9,972.6	10,217.9
Long term debt	716.2	483.3	538.1	716.2	538.1
Total debt	1,561.4	1,555.6	1,594.6	1,561.4	1,594.6
Total liabilities	3,068.7	2,841.8	3,011.6	3,068.7	3,011.6
Total equity	6,903.9	7,118.8	7,206.3	6,903.9	7,206.3

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 16
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2014 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013
Assets
Property, plant and equipment	13	2,541,547	2,747,813
Intangible assets	14	1,055,411	1,106,871
GSM and other telecommunication operating licenses		432,140	522,065
Computer software		576,482	544,140
Other intangible assets		46,789	40,666
Investment properties	15	5,778	7,639
Investments in equity accounted investees	16	287,869	250,959
Other investments	17	-	3,851
Other non-current assets	18	226,651	117,968
Trade receivables	20	336,334	247,823
Deferred tax assets	19	25,475	34,333
Total non-current assets		4,479,065	4,517,257

Inventories		30,757	32,845
Other investments	17	8,344	27,028
Due from related parties	35	5,579	10,012
Trade receivables and accrued income	20	1,510,421	1,294,636
Other current assets	21	288,803	282,152
Cash and cash equivalents	22	3,894,898	3,808,708
Total current assets		5,738,802	5,455,381

Total assets		10,217,867	9,972,638

Equity
Share capital	23	1,636,204	1,636,204
Share premium	23	434	434
Capital contributions	23	22,772	22,772
Reserves	23	(3,586,074)	(3,105,434)
Retained earnings	23	9,298,013	8,435,045
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		7,371,349	6,989,021
Non-controlling interests		(165,068)	(85,055)

Total equity		7,206,281	6,903,966

Liabilities
Loans and borrowings	26	538,128	716,150
Employee benefits	27	41,519	38,709
Provisions	29	120,051	135,524
Other non-current liabilities	25	133,490	127,669
Deferred tax liabilities	19	26,009	30,751
Total non-current liabilities		859,197	1,048,803

Bank overdraft	22	-	237
Loans and borrowings	26	1,056,808	846,245
Income taxes payable	12	66,749	65,074
Trade and other payables	30	891,424	891,515
Due to related parties	35	10,624	42,278
Deferred income	28	70,906	92,221
Provisions	29	55,878	82,299
Total current liabilities		2,152,389	2,019,869

Total liabilities		3,011,586	3,068,672

Total equity and liabilities		10,217,867	9,972,638

The notes on page 7 to 165 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013	2012

Revenue	8	5,512,854	5,975,407	5,865,787
Direct costs of revenue		(3,375,484)	(3,693,270)	(3,622,309)
Gross profit		2,137,370	2,282,137	2,243,478

Other income	9	27,121	18,243	18,094
Selling and marketing expenses		(903,085)	(964,120)	(953,187)
Administrative expenses		(256,771)	(286,750)	(270,477)
Other expenses	9	(62,654)	(47,464)	(76,924)
Results from operating activities		941,981	1,002,046	960,984

Finance income	11	437,519	395,396	386,088
Finance costs	11	(559,366)	(95,515)	(125,510)
Net finance (cost) / income		(121,847)	299,881	260,578

Monetary gain		88,433	82,871	95,325
Share of profit of equity accounted investees	16	96,596	155,362	121,733
Profit before income tax		1,005,163	1,540,160	1,438,620

Income tax expense	12	(334,578)	(310,696)	(291,491)
Profit for the year		670,585	1,229,464	1,147,129

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		864,924	1,228,188	1,158,835
Non-controlling interests		(194,339)	1,276	(11,706)
Profit for the year		670,585	1,229,464	1,147,129

Basic and diluted earnings per share	24	0.39	0.56	0.53
(in full USD)

The notes on page 7 to 165 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	2014	2013	2012

Profit for the year	670,585	1,229,464	1,147,129

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(601,204)	(1,318,211)	348,980
Actuarial (loss) / gain arising from employee benefits	(360)	2,478	(4,911)
Tax effect of actuarial gain / (loss) from employee benefits	88	(482)	960
	(601,476)	(1,316,215)	345,029
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	538	471	(860)
Foreign currency translation differences	206,026	(109,207)	(13,811)
Share of foreign currency translation differences of the equity accounted investees	(3,997)	21,626	(22,461)
Tax effect of foreign currency translation differences	(937)	3,170	2,145
	201,630	(83,940)	(34,987)
Other comprehensive (expense) / income for the year, net of income tax	(399,846)	(1,400,155)	310,042

Total comprehensive income / (expense) for the year	270,739	(170,691)	1,457,171

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	348,632	(164,811)	1,467,154
Non-controlling interests	(77,893)	(5,880)	(9,983)
Total comprehensive income / (expense) for the year	270,739	(170,691)	1,457,171

The notes on page 7 to 165 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2012	1,636,204	22,772	434	533,939	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit / (loss) for the year	-	-	-	-	-	-	-	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	3,951	309,179	-	313,130	1,723	314,853
Actuarial loss arising from employee benefits	-	-	-	-	-	-	-	(3,951)	(3,951)	-	(3,951)
Change in cash flow hedge reserve	-	-	-	-	(860)	-	-	-	(860)	-	(860)
Total other comprehensive income/(expense)	-	-	-	-	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042
Total comprehensive income/(expense) , net of tax	-	-	-	-	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171
Transfers to legal reserves	-	-	-	1,023	-	-	-	(1,023)	-	-	-
Dividend paid (Note 23)	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	282	282
Change in reserve for non-controlling interest put option	-	-	-	-	-	(20,429)	-	-	(20,429)	-	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit / (loss) for the year	-	-	-	-	-	-	-	1,228,188	1,228,188	1,276	1,229,464
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(13,337)	(1,382,129)	-	(1,395,466)	(7,156)	(1,402,622)
Actuarial gain arising from employee benefits	-	-	-	-	-	-	-	1,996	1,996	-	1,996
Change in cash flow hedge reserve	-	-	-	-	471	-	-	-	471	-	471
Total other comprehensive income/(expense), net of tax	-	-	-	-	471	(13,337)	(1,382,129)	1,996	(1,392,999)	(7,156)	(1,400,155)
Total comprehensive income/(expense)	-	-	-	-	471	(13,337)	(1,382,129)	1,230,184	(164,811)	(5,880)	(170,691)
Transfers to legal reserves	-	-	-	2,702	-	-	-	(2,702)	-	-	-
Dividend paid (Note 23)	-	-	-	-	-	-	-	-	-	(490)	(490)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	34	34
Change in reserve for non-controlling interest put option	-	-	-	-	-	(85,031)	-	-	(85,031)	-	(85,031)
Balance at 31 December 2013	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966

Balance at 1 January 2014	1,636,204	22,772	434	537,664	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966
Total comprehensive income
Profit / (loss) for the year	-	-	-	-	-	-	-	864,924	864,924	(194,339)	670,585
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	(5,382)	(511,176)	-	(516,558)	116,446	(400,112)
Actuarial loss arising from employee benefits	-	-	-	-	-	-	-	(272)	(272)	-	(272)
Change in cash flow hedge reserve	-	-	-	-	538	-	-	-	538	-	538
Total other comprehensive income/(expense), net of tax	-	-	-	-	538	(5,382)	(511,176)	(272)	(516,292)	116,446	(399,846)
Total comprehensive income/(expense)	-	-	-	-	538	(5,382)	(511,176)	864,652	348,632	(77,893)	270,739
Dividend paid (Note 23)	-	-	-	-	-	-	-	-	-	(3,772)	(3,772)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(32)	(32)
Change in fair value of minority put option	-	-	-	-	-	35,380	-	-	35,380	-	35,380
Acquisition of non-controlling interest	-	-	-	-	-	-	-	(1,684)	(1,684)	1,684	-
Balance at 31 December 2014	1,636,204	22,772	434	537,664	(310)	(327,065)	(3,796,363)	9,298,013	7,371,349	(165,068)	7,206,281

The notes on page 7 to 165 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

	Note	2014	2013	2012
Cash flows from operating activities
Profit for the year		670,585	1,229,464	1,147,129
Adjustments for:
Depreciation and impairment of fixed assets	13	527,736	589,786	562,788
Amortization of intangible assets	14	219,930	236,994	225,844
Net finance (income)	11	(416,026)	(369,481)	(317,295)
Income tax expense	12	334,578	310,696	291,491
Share of profit of equity accounted investees	16, 35	(105,431)	(155,362)	(134,995)
(Gain)/loss on sale of property, plant and equipment		(4,803)	(7,566)	(2,599)
Unrealized foreign exchange and monetary gain/loss on operating assets		274,068	(248,140)	(40,855)
Allowance for trade receivables and due from related parties	30	71,029	79,465	62,431
Negative goodwill		(952)	(96)
Deferred income	27	(11,895)	21,073	(34,269)
Provision for equity accounted investees	9	-	-	19,299
Reversal of provision for equity accounted investees		(8,835)	-	-
Loss on sale of A-tel		416	-	-
Impairment losses on equity accounted investees and other non-current investments		-	19,242	40,250
		1,550,400	1,706,075	1,819,219

Change in trade receivables	20	(473,202)	(384,407)	(487,538)
Change in due from related parties	35	3,905	(3,442)	37,583
Change in inventories		(1,205)	7,999	(21,279)
Change in other current assets	21	(33,357)	(47,547)	(45,798)
Change in other non-current assets	18	(13,709)	(13,265)	(21,278)
Change in due to related parties	35	3,619	(4,333)	1,669
Change in trade and other payables		84,892	45,762	(4,859)
Change in other non-current liabilities	25	13,464	19,870	(11,840)
Change in employee benefits	27	5,531	6,562	6,596
Change in provisions	29	(21,999)	16,300	40,007
		1,118,339	1,349,574	1,312,482

Interest paid		(42,961)	(59,122)	(56,343)
Income tax paid		(317,659)	(337,805)	(307,262)
Dividends received		44,103	41,347	239,377
Net cash generated by operating activities		801,822	993,994	1,188,254

Cash flows from investing activities
Acquisition of property, plant and equipment		(669,970)	(631,398)	(758,898)
Acquisition of intangible assets	14	(248,344)	(215,536)	(208,040)
Proceeds from sale of property, plant and equipment		12,570	11,027	9,679
Proceeds from currency option contracts	11	1,274	484	2,250
Payment of currency option contracts premium	11	(15)	(106)	(280)
Change in financial assets		20,950	(9,739)	869,697
Acquisition of subsidiary net off cash acquired	7	(12,747)	(746)	-
Proceeds from sale of A-tel		275	-	-
Advanced paid for a acquisition of property, plant and equipment		(110,865)	-	-
Interest received		433,763	376,355	390,155
Net cash provided/(used in) investing activities		(573,109)	(469,659)	304,563

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		2,100,747	898,106	670,549
Repayment of borrowings		(2,057,451)	(1,019,250)	(833,552)
Change in non-controlling interest		(32)	34	282
Dividends paid		(3,772)	(490)	(8,485)
Net cash generated (used in) by financing activities		39,492	(121,600)	(171,206)

Net increase/ (decrease) in cash and cash equivalents		268,205	402,735	1,321,611

Cash and cash equivalents at 1 January		3,808,471	3,926,215	2,507,445

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(181,778)	(520,479)	97,159

Cash and cash equivalents at 31 December	22	3,894,898	3,808,471	3,926,215

The notes on page 7 to 165 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2014, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding A.S.

The consolidated financial statements of the Company as at and for the year ended 31 December 2014 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate. Subsidiaries of the Company, their locations and their business are given in Note 36. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation

(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.

The consolidated financial statements as at and for the year ended 31 December 2014 was approved for by the Board of Directors on 12 February 2015.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments, consideration payable in relation to acquisition and financial instruments classified as available-for-sale.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is the cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 65% for the three years ended 31 December 2014 (31 December 2013: 196%) based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2014 are given below:

Dates	Index	Conversion Factor
31 December 2010	1.6387	3.4406
31 December 2011	3.4197	1.6487
31 December 2012	4.1645	1.3538
31 December 2013	4.8501	1.1625
31 December 2014	5.6381	1.0000

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2012	2013	2014
Currency change USD (%)	3%	11%	25%
Currency change Euro (%)	5%	15%	10%
CPI inflation (%)	22%	16%	16%

As at 31 December 2014 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 11,850 = USD 1, BYR 14,380 = Euro 1 (31 December 2013: BYR 9,510 = USD 1, BYR 13,080 = Euro 1).

The main guidelines for the IAS 29 restatement are as follows:

-	All statement of financial of position items, except for the ones already presented at the current purchasing power level, are restated by applying a general price index.

-
Monetary assets and liabilities of the subsidiaries operating in Belarus are not restated because they are already expressed in terms of the current measuring unit at the balance sheet date. Monetary items presents money held and items to be received or paid in money.

-
Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

-
All items in the statement of profit or loss of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of profit or loss, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

-
The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of profit or loss items. The gain or loss on the net monetary position is included in net income.

-
The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011, 2012 and 2013 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”) and LLC Lifetech is BYR. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 34 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

Key sources of estimation uncertainty

Belarus

Throughout 2014, National Bank of the Republic of Belarus (“NBRB”) lowered the refinancing rate from 23.5% to 20% due to continuing favorable trends on the Country’s monetary scene. However, rising political tensions between Russia and Ukraine in addition to the decrease in oil prices putting pressure on Russian fiscal balance created additional challenges for Belarussian economy as well. On 9 January 2015, National Bank of the Republic of Belarus felt the need to raise the refinancing rate back to 25% along with a devaluation of the BYR.

2014 year end inflation rate stood at 16.2% for the last twelve months. Forward looking inflationary pressures seem to be easing despite BYR devaluation pass through effect. BYR depreciated by 25% through 2014 and another 30% through first month of 2015. As of this report date, Belarusian Telecom is expected to incur foreign exchange loss approximating to $164 thousand due to its net foreign currency position. In regards to the increased demand for foreign exchange in the domestic foreign exchange market, a temporary 30% fee was introduced for purchase of foreign exchange on 19 December 2014. This temporary fee has been gradually decreased and lastly cut to 0% on 6 January 2015. Tight monetary policy is still needed due to concerns about domestic demand and currency stability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Belarus (continued)

Interventions to the foreign exchange market were limited to currency basket benchmark in order to preserve foreign exchange reserves which are at their lowest since the 2011 crisis.

IAS 29 is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011. The three-year cumulative inflation at the end of 2011 of 153% was primarily influenced by the high inflation experienced in 2011 of 109%. Decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%.

Belarus was successful at repaying its USD 2,400 foreign debt in 2014 via the loans obtained from Russia. In 2015, Belarus is required to repay more than USD 4,000 for internal and external public liabilities. Even though latest growth figures are expected at 1.7% by the end of 2014 compared to 1% by the end of 2013, downside risks to economic growth still remain elevated for 2015 with a negative outlook on Russian economy and the region as a whole, as well as the external vulnerability of Belarus. Furthermore Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due 2015 and the current account deficit continue to create further currency devaluation risks and inflationary pressures.

Ukraine

Ukraine continues to struggle economically while the political uncertainty with Russia continues. With the political tensions between Ukraine, pro-Russian separatists and Russia being the major theme throughout 2014, the economy has continued to tumble in recession. A series of downgrades have already taken place in 2014 and any improvement seems unlikely until the ambiguity with Russia is resolved.

After the annexation of Crimea by Russia, military conflicts with separatists continue with only brief intervals of ceasefire periods. As of 31 December 2014, Astelit has impaired its assets in Crimea region amounting to $8,027. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As of 31 December 2014, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to $14,437 and $2,369 respectively.

In the meantime, the IMF and Ukraine have signed a stand-by agreement for USD 17 million in early 2014, while both the EU and the US are working on additional financial aid packages for the country.

After the September cease-fire signed with pro-Russian separatists, peace period didn’t last long and tensions have escalated in the last 2 months. Even though the Ukrainian government has been in prolonged talks with IMF on a new aid package, financial markets continue to expect debt restructuring due to record low foreign reserves and devaluation of the local currency. Annual economic growth of third quarter came in at -5.3% and year end GDP is expected to contract by -6.6%. 2015 GDP forecasts point to recession and expect the GDP to contract by 15%. 2014 year end inflation stood at 24.9%, up from 17.5% at the end of third quarter. As of January 2015, year-on-year inflation has increased to 28.5% and market forecasts expect it to increase further due to currency depreciation pass through effect. In November 2014, National Bank of Ukraine announced a fixed rate foreign exchange regime based on interbank foreign exchange, however, in order to comply with IMF aid negotiations, introduced free float regime once again in February 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

Following the decision, local currency has depreciated by 62% to 25.56 per USD from 2014 year-end official rate of 15.77 per USD. As of this report date, Euroasia is expected to incur foreign exchange loss approximating to $323 thousand due to its net foreign currency position.

The foreign exchange reserves of Ukraine have plunged %70 to record low level of  $6,400 as of February 2015. Low level of foreign exchange reserves implies a higher vulnerability to shocks and greater risks to market expectations. The UAH has lost 97% of its value through 2014 and in order to stem further loss in the currency, the NBU hiked its policy rate from 6.5% to 9.5% on 15 April 2014, from 9.5% to 12.5% on 18 July 2014, from 12.5% to 14% on 13 November 2014 and last but not least from 14% to %19.5 on 6 February 2015, being the largest rate hike Ukraine has seen since the Russian moratorium in 1998. In addition to these, considering external financing needs, political tensions with Russia along with negative growth, higher inflation, it is easy to expect further depreciation of the currency.

Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 December 2014, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

Based on the evaluation performed for the year ended 31 December 2014, expectations did not differ from previous estimate in material terms.

Commission fees

Commission fees relate to services performed in relation to betting games in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Revenue recognition

In arrangements which include multiple elements where the Group acts as principal, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, Contingent Liabilities and Contingent Assets

As detailed and disclosed in Note 34, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As of the reporting date, Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Annual impairment review

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. Additionally, the carrying amounts of Group’s nonfinancial assets are reviewed at each reporting date whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 31.

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(u) , the Group did not make any major changes to accounting policies during the current year.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•
deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 “Financial Instruments: Recognition and measurement”, or IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(ii)         Subsidiaries

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries (continued)

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. In this context, the Group’s ownership interest in Fizy was increased to 100% on 18 December 2014 and the difference between the non-controlling interest adjusted and the fair value of the consideration amounting to $1,684 is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(iv)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of profit or loss are consolidated starting from the year that the comparative financial statements are presented and financial statements of previous financial years are restated. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners acting in their capacity as owners).

(v)	Transactions eliminated on consolidation

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity.

Subsequent changes in the fair value of the put option liability are recognized in equity for the business combinations before 1 January 2009 other than unwind of discount and associated foreign exchange gains and losses. For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

(vii)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vii)	Investments in associates and joint ventures (continued)

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 39 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount.

Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vii)	Investments in associates and joint ventures (continued)

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of profit or loss. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to USD at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations (continued)

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of the investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of profit or loss (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•
the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derecognition of financial assets (continued)

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see Note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see Note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of profit of loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial Instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. Since the current option relates to the business combinations before 1 January 2009, the Group accounts for the difference between the amounts recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity other than the unwind of discount and associated foreign exchange gains and losses.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 26 and 31.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in the statement of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss, and is included in the “finance income / costs” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in the statement of profit or loss in the same financial statement line item as the recognized hedged item.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(iii)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	4 – 12 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	3 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of profit or loss as incurred. Capitalized costs generally relate to the application development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses if any. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(v)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and related financial liability  are measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

All other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2014 and 2013, inventories mainly consist of simcards, scratch cards, handsets and modems.

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset.The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 3,541 as at 31 December 2014 (equivalent to full $ 1,527 as at 31 December 2014), which is effective from 1 January 2015, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of profit or loss when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Other than the contract signed with Ministry of Transport, Maritime Affairs and Communications regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34, the Group did not have any significant onerous contracts as at 31 December 2014 (31 December 2013: None except Evrensel Project).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(k)	Revenue

Revenues is recognized at the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenue from incoming and outgoing calls, additional services, prepaid revenue, interconnect revenue and roaming revenue. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenue, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

Services may be bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream. Total arrangement considerations relating to a bundled contract is allocated among the different units accounting the following criteria:

•	the deliverable has standalone value to the customer; and
•	the fair value of the deliverable can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining deliverable of the transactions.

Revenue allocated to products given where the Group is principle, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be collected by the Company based on the letter of undertaking signed by the subscriber. With the letters of undertaking, the dealer assigns its receivables from device sale to the distributor and the distributor assigns its receivables to the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

The Company pays the distributor the net present value of the instalments to be collected from the subscribers upfront and recognizes contracted receivable in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When monthly installment is invoiced to the subscriber, related portion is presented in “receivables from subscribers”. The Company collects the contracted receivables in installments during contract period and does not recognize any revenue for the device in these transactions as the Company is not principle for the sale of handset.

 Starting from 2014, the subscribers has an option to buy the handset by bank loan whose instalments will be collected by the Company on behalf of the bank. The Company does not bear any credit risk in this type of transactions. Since the Company collects the receivables during the contract period and is agent for the sale of device in this bank loan structure, the Company does not recognize any revenue for the device in these transactions.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 2.24%-3.62% of mobile agency turnover after deducting VAT and Gaming tax as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

Starting from 1 January 2013, Azerinteltek has been authorized for the Lottery games by Azerlotereya for 3 years. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all the services related with the games are fully rendered.

Simcard sales are recognized  upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upon sale of the simcard to the distributors.

Call center revenue are recognized at the time services are rendered.

The revenue recognition policy for other revenue is to recognize revenue as services are provided.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale and held-to-maturity financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statement of profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

In Turkey, companies can raise their share capital by distributing “Bonus Shares” to shareholders from retained earnings. In computing earnings per share, such “bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration in determining the weighted-average number of shares outstanding used in this computation.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses including revenue and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia, Belarusian Telecom and Turkcell Superonline as operating segments.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•
it is probable that the amount of the capitalized costs will be recovered through revenue generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are  transferred to the statement of profit or loss on a straight-line basis over the expected useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred recognized in profit or loss in the period in which they become receivable.

(t)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciations.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

(i)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the financial statements

None.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IFRS 10, 12, IAS 27	Investment Entities1
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities1
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets1
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21	Levies1

1 Effective for annual periods beginning on or after 1 January 2014.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Amendments to IFRS 10, 12, IAS 27 Investment Entities

This amendment with the additional provisions of IFRS 10 provide “investment entities” (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

As a consequence of IFRS 13 Fair Value Measurements, there are amendments in the explanations about the measurement of the recoverable amount of an impaired asset. This amendment is limited to non-financial assets and paragraphs 130 and 134 of IAS 36 have been changed.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

This amendment to IAS 39 makes it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

IFRIC 21 Levies

IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments 5
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions 1
Annual Improvements to 2010-2012 Cycle	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 1
Annual Improvements to 2011-2013 Cycle	IFRS 1, IFRS 3, IFRS 13, IAS 40 1
IFRS 14	Regulatory Deferral Accounts 2
Amendments to IFRS 11	Accounting for Acquisition of Interests in Joint operations 2
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation 2
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants 2
IFRS 15	Revenue from Contracts with Customers 4
Amendments to IAS 27	Equity Method in Separate Financial Statements 2
Amendments to IAS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 2
Annual Improvements to 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 9, IAS 34 3
Amendments to IAS 1	Disclosure Initiative 2
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception 2

1 Effective for annual periods beginning on or after 1 July 2014.
2 Effective for annual periods beginning on or after 1 January 2016.
3 Effective for annual periods beginning on or after 1 July 2016.
4 Effective for annual periods beginning on or after 1 January 2017.
5 Effective for annual periods beginning on or after 1 January 2018.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income (FVTOCI) measurement category for certain simple debt instruments.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can, but are not required, be recognised as a reduction in the service cost in the period in which the related service is rendered.

Annual Improvements to 2010 - 2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’.

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8: Requires disclosure of the judgements made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only).

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24: Clarify how payments to entities providing management services are to be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Annual Improvements to 2011 - 2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 Regulatory Deferral Accounts permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for ‘regulatory deferral account balances’ in accordance with its previous GAAP, both on initial adoption of IFRS and in subsequent financial statements.

IFRS 14 was issued by the IASB on 30 January 2014 and is applies to an entity’s first annual IFRS financial statements for a period beginning on or after 1 January 2016.

Amendments to IFRS 11 Accounting for Acquisition of Interests in Joint operations

This amendment requires an acquirer of an interest in a joint operation in which the activity constitutes a business to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11.

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

This amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment, and introduces a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendment also adds guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

This amendment include “bearer plants” within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16. The amendment also introduces a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales, and clarifies that produce growing on bearer plants remains within the scope of IAS 41.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:
•	Identify the contract with the customer,
•	Identify the performance obligations in the contract,
•	Determine the transaction price,
•	Allocate the transaction price to the performance obligations in the contracts,
•	Recognise revenue when the entity satisfies a performance obligation.

Amendments to IAS 27 Equity Method in Separate Financial Statements

This amendment permits investments in subsidiaries, joint ventures and associates to be optionally accounted for using the equity method in separate financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

This amendment clarifies the treatment of the sale or contribution of assets from an investor to its associate or joint venture.

Annual Improvements 2012-2014 Cycle

IFRS 5: Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7: Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements

IAS 9: Clarify that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid

IAS 34: Clarify the meaning of ‘elsewhere in the interim report’ and require a cross-reference

Amendments to IAS 1 Disclosure Initiative

This amendment addresses perceived impediments to preparers exercising their judgement in presenting their financial reports.

Amendments to IFRS 10, 12, IAS 28 Investment Entities: Applying the Consolidation Exception

This amendment addresses issues that have arisen in the context of applying the consolidation exception for investment entities by clarifying the following points:

•
The exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value.

•	A subsidiary that provides services related to the parent’s investment activities should not be consolidated if the subsidiary itself is an investment entity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

•
When applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

•	An investment entity measuring all of its subsidiaries at fair value provides the disclosures relating to investment entities required by IFRS 12.

The Group evaluates the effects of these standards on the consolidated financial statements.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

4.	Determination of fair values (continued)

(ii)	Intangible assets (continued)

The fair value of customer base acquired in business combinations are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

5.	Financial risk management

The Group practice is to centrally manage the Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. The Group obtains short and long-term borrowings according to the Group’s financial needs and market predictions. Debt instruments vary from commercial bank loans to Export Credit Agency loans and different capital market instruments are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 31 for additional information on the Group’s exposure to risks.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally, the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

As at 31 December 2013, TL depreciated against USD and EUR by 19.7% and 24.9%, respectively, BYR depreciated against USD by 11.0% and HRV remained constant against USD when compared to the exchange rates as at 31 December 2012. As at 31 December 2014, TL depreciated against the USD by 8.6% and appreciated against the EUR by 3.9%, BYR and HRV depreciated against USD by 24.6% and 97.3% respectively when compared to the exchange rates as at 31 December 2013. Additional information related to Group’s exposure to currency risk is disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

5.	Financial risk management (continued)

Risk management framework (continued)

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

Investments are preferred to be in liquid securities. The counterparty limits are set depending on their ratings from the most credible rating agencies and the amount of their paid in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2014, $1,376,200 guarantees were outstanding (31 December 2013: $1,263,477).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

5.	Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom that is denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

The Group holds some portion of cash portfolio in foreign currency to manage currency risk. Additionally, derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates.

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Audit Committee, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating Segments

The Group has four reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. Some of  these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main reportable segments: Turkcell, Euroasia, Belarusian Telecom all of which are GSM operator in their countries and Turkcell Superonline which provides fixed broadband services.

Other operations mainly include companies operating in telecommunication and betting businesses and companies providing internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Total external revenue	4,265,853	4,759,649	344,492	445,394	65,482	70,607	443,480	359,367	393,547	340,390	5,512,854	5,975,407
Intersegment revenue	27,290	30,247	2,691	4,402	108	87	130,102	124,181	414,517	361,084	574,708	520,001
Reportable segment adjusted EBITDA	1,341,431	1,485,098	106,294	137,119	264	(3,253)	149,767	124,587	148,047	147,319	1,745,803	1,890,870
Finance income	407,886	370,809	1,690	2,730	4,176	6,111	6,348	8,274	67,698	72,638	487,798	460,562
Finance cost	90,317	61,119	(507,635)	(57,425)	(161,984)	(104,607)	(33,078)	(48,547)	(59,846)	(66,277)	(672,226)	(215,737)
Monetary gain	-	-	-	-	88,252	82,755	-	-	181	116	88,433	82,871
Depreciation and amortization	(462,445)	(491,807)	(85,628)	(116,235)	(41,921)	(77,735)	(110,333)	(97,390)	(69,766)	(67,191)	(770,093)	(850,358)
Share of profit of equity accounted investees	-	-	-	-	-	-	-	-	96,596	155,362	96,596	155,362
Capital expenditure	587,171	495,597	43,686	67,753	15,276	47,539	238,370	186,976	49,169	62,556	933,672	860,421
Bad debt expense	(59,650)	(66,521)	(247)	(512)	(5,267)	(5,525)	(4,943)	(5,445)	(922)	(1,462)	(71,029)	(79,465)

	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenue	4,759,649	4,844,867	445,394	402,167	70,607	62,162	359,367	270,720	340,390	285,871	5,975,407	5,865,787
Inter segment revenue	30,247	24,820	4,402	3,250	87	76	124,181	111,231	361,084	323,206	520,001	462,583
Reportable segment adjusted EBITDA	1,485,098	1,511,539	137,119	114,431	(3,253)	(5,392)	124,587	79,480	147,319	138,671	1,890,870	1,838,729
Finance income	370,809	369,198	2,730	2,468	6,111	572	8,274	3,371	72,638	66,507	460,562	442,116
Finance cost	61,119	(55,669)	(57,425)	(56,723)	(104,607)	(66,162)	(48,547)	1,726	(66,277)	(50,617)	(215,737)	(227,445)
Monetary gain	-	-	-	-	82,755	95,322	-	-	116	3	82,871	95,325
Depreciation and amortization	(491,807)	(506,220)	(116,235)	(116,939)	(77,735)	(46,275)	(97,390)	(69,786)	(67,191)	(67,571)	(850,358)	(806,791)
Share of profit of equity accounted investees	-	-	-	-	-	-	-	-	155,362	121,733	155,362	121,733
Capital expenditure	495,597	531,433	67,753	77,911	47,539	53,411	186,976	253,425	62,556	66,987	860,421	983,167
Bad debt expense	(66,521)	(55,936)	(512)	(191)	(5,525)	(1,838)	(5,445)	(3,162)	(1,462)	(1,304)	(79,465)	(62,431)
Impairment on equity accounted investees	-	-	-	-	-	-	-	-	-	40,250	-	40,250

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating segments (continued)

	As at 31 December 2014 and 2013
	Turkcell		Euroasia		Belarusian Telecom		Superonline		Other		Total
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Reportable segment assets	4,160,776	3,825,648	219,507	455,918	157,132	198,722	1,075,401	990,172	374,723	360,868	5,987,539	5,831,328
Investment in associates	-	-	-	-	-	-	-	-	287,869	250,959	287,869	250,959
Reportable segment liabilities	867,152	970,443	61,884	97,841	31,492	59,222	142,132	104,367	221,594	179,335	1,324,254	1,411,208

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating segments (continued)

	2014	2013	2012
Revenue
Total revenue for reportable segments	5,279,498	5,793,934	5,719,293
Other revenue	808,064	701,474	609,077
Elimination of inter-segment revenue	(574,708)	(520,001)	(462,583)
Consolidated revenue	5,512,854	5,975,407	5,865,787

	2014	2013	2012
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,597,756	1,743,551	1,700,058
Other adjusted EBITDA	148,047	147,319	138,671
Elimination of inter-segment adjusted EBITDA	(20,623)	(32,823)	(30,283)
Consolidated adjusted EBITDA	1,725,180	1,858,047	1,808,446
Finance income	437,519	395,396	386,088
Finance costs	(559,366)	(95,515)	(125,510)
Monetary gain	88,433	82,871	95,325
Other income	27,121	18,243	18,094
Other expense	(62,654)	(47,464)	(76,924)
Share of profit of equity accounted investees	96,596	155,362	121,733
Depreciation and amortization	(747,666)	(826,780)	(788,632)
Consolidated profit before income tax	1,005,163	1,540,160	1,438,620
Income tax expense	(334,578)	(310,696)	(291,491)
Profit for the period	670,585	1,229,464	1,147,129

	2014	2013	2012
Finance income
Total finance income for reportable segments	420,100	387,924	375,609
Other finance income	67,698	72,638	66,507
Elimination of inter-segment finance income	(50,279)	(65,166)	(56,028)
Consolidated finance income	437,519	395,396	386,088

	2014	2013	2012
Finance costs
Total finance costs for reportable segments	612,380	149,460	176,828
Other finance costs	59,846	66,277	50,617
Elimination of inter-segment finance costs	(112,860)	(120,222)	(101,935)
Consolidated finance costs	559,366	95,515	125,510

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating segments (continued)

	2014	2013	2012
Depreciation and amortization
Total depreciation and amortization for reportable segments	700,327	783,167	739,220
Other depreciation and amortization	69,766	67,191	67,571
Elimination of inter-segment depreciation and amortization	(22,427)	(23,578)	(18,159)
Consolidated depreciation and amortization	747,666	826,780	788,632

	2014	2013	2012
Capital expenditure
Total capital expenditure for reportable segments	884,503	797,865	916,180
Other capital expenditure	49,169	62,556	66,987
Elimination of inter-segment capital expenditure	(8,753)	(6,613)	(7,712)
Consolidated capital expenditure	924,919	853,808	975,455

	2014	2013
Assets
Total assets for reportable segments	5,612,816	5,470,460
Other assets	374,723	360,868
Investments in equity accounted investees	287,869	250,959
Other unallocated assets	3,942,459	3,890,351
Consolidated total assets	10,217,867	9,972,638

	2014	2013
Liabilities
Total liabilities for reportable segments	1,102,660	1,231,873
Other liabilities	221,594	179,335
Other unallocated liabilities	1,687,332	1,657,464
Consolidated total liabilities	3,011,586	3,068,672

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

6.	Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

Revenue	2014	2013	2012

Turkey	4,918,179	5,286,551	5,267,145
Ukraine	350,053	454,692	407,218
Belarus	65,482	70,607	62,162
Turkish Republic of Northern Cyprus	62,289	66,157	64,335
Azerbaijan	82,115	68,162	41,934
Germany	34,736	29,238	22,993
	5,512,854	5,975,407	5,865,787

	2014	2013
Non-current assets
Turkey	3,779,525	3,543,214
Ukraine	212,014	467,779
Belarus	124,565	161,456
Turkish Republic of Northern Cyprus	44,877	46,176
Azerbaijan	4,609	4,959
Germany	46	4,415
Unallocated non-current assets	313,429	289,258
	4,479,065	4,517,257

7.	Acquisition of subsidiaries

Acquisition of Metronet Iletisim Teknoloji AS

On 31 January 2014, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire a 100% stake in Metronet Iletisim Teknoloji AS (“Metronet”), which is specialized in rendering of telecommunications services. On 15 April 2014, the control over Metronet is acquired from ES Mali Yatirim ve Danismanlik AS for a nominal consideration of $12,350.

Subsequent to the acquisition, Metronet reported revenue of $893 and loss of $426 till Turkcell Superonline merger. Since Metronet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2013 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2014 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

7.	Acquisition of subsidiaries (continued)

Acquisition of Metronet Iletisim Teknoloji AS

The acquisition of Metronet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	17,808	(12,283)	5,525
Intangible assets	248	320	568
Other non-current assets	2,421	-	2,421
Deferred tax assets	2,889	2,392	5,281
Trade receivables and accrued income	915	-	915
Other current assets	425	-	425
Cash and cash equivalents	204	-	204
Loans and borrowings-non current	(411)	-	(411)
Loans and borrowings-current	(673)	-	(673)
Trade and other payables	(953)	-	(953)
Net identifiable assets and liabilities	22,873	(9,571)	13,302

Present value of the acquisition consideration			12,350
Less: fair value of identifiable net assets acquired			(13,302)
Bargain purchase gain on acquisition			(952)

Consideration paid in cash			(12,076)
Add: cash and cash equivalent balances acquired			204
Net cash and cash equivalent effect of the business combination			(11,872)

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of $33 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

After the acquisition of Metronet in 2014, management merged the Metronet’s operations with its wholly owned subsidiary, Turkcell Superonline on 4 July 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

8.	Revenue

	2014	2013	2012
Communication fees	4,779,343	5,369,036	5,373,986
Revenue from betting business	82,115	68,162	41,934
Call center revenue	75,812	57,779	44,944
Commission fees on betting business	53,954	52,236	47,087
Monthly fixed fees	23,593	39,976	50,649
Simcard sales	14,566	15,605	18,302
Other revenue (*)	483,471	372,613	288,885
	5,512,854	5,975,407	5,865,787
(*) Other revenue consists of handsets, modems, internet subscription revenue, tower rent incomes and other several revenue.

9.	Other income and expenses

Other income amounts to $27,121, $18,243 and $18,094 for the years ended 31 December 2014, 2013 and 2012, respectively. Other income for the year ended 31 December 2014 mainly consists of proceeds from sale of A-Tel amounting to TL 19,161 (equivalent to $8,835 as at transaction date) as explained in Note 16.

Other expenses amount to $62,654, $47,464 and $76,924 for the years ended 31 December 2014, 2013 and 2012, respectively. Other expenses as of 31 December 2014 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34 and payments regarding to litigation expenses to consolidated financial statements amounting to $51,415

Other expenses as of 31 December 2013 mainly consist of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations amounting to $18,371 as explained in Note 34 impairment recognized on the Group’s investment in T-Medya and Aks TV amounting to $9,256 and $9,986 respectively.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses for the year ended 31 December 2012. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $6,384.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

10.	Personnel expenses
	2014	2013	2012
Wages and salaries (*)	542,179	590,637	548,896
Increase in liability for long-service leave (**)	14,835	14,989	16,786
Contributions to defined contribution plans	3,602	3,438	3,737
	560,616	609,064	569,419
(*) Wages and salaries include compulsory social security contributions and bonuses.

(**) The actuarial gains and losses for the year 31 December 2014, 2013 and 2012 are amounting to $360, $(2,478) and $4,911 respectively, reflected to other comprehensive income as a result of early adoption of amendment to IAS 19 as of 31 December 2012.

11.	Finance income and costs

Recognized in the statement of profit or loss:

	2014	2013	2012
Interest income on bank deposits	298,160	266,372	289,768
Interest income on late payment and contracted receivables	130,851	113,992	91,250
Premium income on option contracts	1,274	484	2,250
Discount interest income	4,859	11,807	1,938
Other interest income	2,375	2,741	882
Finance income	437,519	395,396	386,088

Net foreign exchange loss	(498,382)	(32,369)	(2,388)
Interest expense on financial liabilities measured at amortized cost	(53,841)	(54,977)	(93,396)
Litigation late payment interest expense	(3,171)	(1,949)	(18,996)
Option premium expense	(15)	(106)	(280)
Other	(3,957)	(6,114)	(10,450)
Finance cost	(559,366)	(95,515)	(125,510)
Net finance income / (loss)	(121,847)	299,881	260,578

Borrowings costs capitalized on fixed assets are $6,607, $6,771 and $8,517 for the years ended 31 December 2014, 2013 and 2012, respectively. Interest capitalization ratio is 12.5%, 11.4% and 11.9% for the year ended 31 December 2014, 2013 and 2012, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

11.	Finance income and costs (continued)

The foreign exchange income amounting to $104,748, $62,634 and $28,984 and foreign exchange expenses, amounting to $603,130, $95,003 and $31,372 have been presented on net basis for the years ended 31 December 2014, 2013 and 2012. Net foreign exchange loss is mainly attributable to the foreign exchange losses in Belarusian Telecom operating in Belarus amounting to $127,014, $57,900 and $13,049 and in Astelit operating in Ukraine amounting to $449,864, $3,824 and $439 for the years ended 31 December 2014, 2013 and 2012, respectively.

12.	Income tax expense
	2014	2013	2012
Current tax expense
Current period	(324,656)	(340,944)	(314,853)

Deferred tax benefit
Origination and reversal of temporary differences	(11,462)	10,291	7,731
Benefit of investment incentives recognized	1,367	989	878
Utilization of previously unrecognized tax losses	173	18,968	14,753
	(9,922)	30,248	23,362
Total income tax expense	(334,578)	(310,696)	(291,491)

Income tax recognized directly in equity 2014	Before tax	Tax (expense)/ benefit	Net of tax
Foreign currency translation differences	(399,175)	(937)	(400,112)
Change in cash flow hedge reserve	538	-	538
Change in actuarial gain / (loss)	(360)	88	(272)
	(398,997)	(849)	(399,846)

2013
Foreign currency translation differences	(1,405,792)	3,170	(1,402,622)
Change in cash flow hedge reserve	471	-	471
Change in actuarial gain / (loss)	2,478	(482)	1,996
	(1,402,843)	2,688	(1,400,155)
2012
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	-	(860)
Change in actuarial (loss) / gain	(4,911)	960	(3,951)
	306,937	3,105	310,042

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2014, 2013 and 2012 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2014		2013		2012
Profit for the year		670,585		1,229,464		1,147,129
Total income tax expense		334,578		310,696		291,491
Profit before income tax		1,005,163		1,540,160		1,438,620

Income tax using the Company’s domestic tax rate	20%	(201,033)	20%	(308,032)	20%	(287,724)
Effect of tax rates in foreign jurisdictions	2%	(23,625)	1%	(12,093)	-	(5,854)
Tax exempt income	-	2,687	-	1,161	-	3,340
Non-deductible expenses	3%	(33,201)	1%	(22,432)	3%	(43,939)
Tax incentives	-	1,367	-	989	-	878
Utilization of previously unrecognized tax losses	-	173	(1)%	18,968	(1)%	14,753
Unrecognized deferred tax assets	12%	(116,817)	2%	(34,349)	1%	(8,511)
Difference in effective tax rate of equity accounted investees	(1)%	13,935	(2)%	23,482	(1)%	21,435
Other	(2)%	21,936	(1)%	21,610	(1)%	14,131
Total income tax expense		(334,578)		(310,696)		(291,491)

The income taxes payable amounting to $66,749 and $65,074 as at 31 December 2014 and 2013, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2014 and 2013, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

13.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2014
Network infrastructure (All operational)	5,214,435	99,451	(363,445)	542,406	-	4,879	(789,127)	4,708,599
Land and buildings	237,132	10,968	-	35	-	-	(25,304)	222,831
Equipment, fixtures and fittings	247,806	23,012	(3,955)	1,022	-	282	(24,764)	243,403
Motor vehicles	16,441	988	(644)	91	-	-	(1,435)	15,441
Leasehold improvements	109,397	1,805	(2,770)	189	-	-	(10,070)	98,551
Construction in progress	248,083	539,916	(1,558)	(557,532)	(974)	364	(36,743)	191,556
Total	6,073,294	676,140	(372,372)	(13,789)	(974)	5,525	(887,443)	5,480,381

Accumulated depreciation
Network infrastructure (All operational)	2,914,030	456,747	(358,689)	-	37,275	-	(504,937)	2,544,426
Land and buildings	101,857	8,315	-	-	-	-	(10,537)	99,635
Equipment, fixtures and fittings	205,910	16,304	(3,642)	-	23	-	(21,907)	196,688
Motor vehicles	12,731	1,745	(604)	-	10	-	(1,111)	12,771
Leasehold improvements	90,953	5,044	(2,312)	-	7	-	(8,378)	85,314
Total	3,325,481	488,155	(365,247)	-	37,315	-	(546,870)	2,938,834

Total property, plant and Equipment	2,747,813	187,985	(7,125)	(13,789)	(38,289)	5,525	(340,573)	2,541,547

Depreciation expenses for the years ended 31 December 2014, 2013 and 2012 are $526,444, $589,764 and $562,788 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2014, 2013 and 2012 are $38,289, $40,825and $39,179 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Transfer to Investment Property	Balance as at 31 December 2013
Network infrastructure (All operational)	5,836,623	96,505	(478,198)	505,108	-	568	(746,171)	-	5,214,435
Land and buildings	267,728	7,156	-	3,628	-	-	(41,380)	-	237,132
Equipment, fixtures and fittings	273,436	19,695	(4,888)	1,761	-	33	(42,231)	-	247,806
Motor vehicles	17,915	1,348	(705)	288	-	-	(2,405)	-	16,441
Leasehold improvements	123,661	9,909	(139)	5,028	-	-	(19,050)	(10,012)	109,397
Construction in progress	281,123	508,050	(1,773)	(516,768)	(1,686)	-	(20,863)	-	248,083
Total	6,800,486	642,663	(485,703)	(955)	(1,686)	601	(872,100)	(10,012)	6,073,294

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	520,507	(477,241)	-	38,564	-	(444,444)	-	2,914,030
Land and buildings	111,538	9,105	-	-	314	-	(19,100)	-	101,857
Equipment, fixtures and fittings	231,696	13,244	(4,848)	-	261	-	(34,443)	-	205,910
Motor vehicles	13,286	1,926	(665)	-	-	-	(1,816)	-	12,731
Leasehold improvements	106,123	4,157	(119)	-	-	-	(17,300)	(1,908)	90,953
Total	3,739,287	548,939	(482,873)	-	39,139	-	(517,103)	(1,908)	3,325,481

Total property, plant and Equipment	3,061,199	93,724	(2,830)	(955)	(40,825)	601	(354,997)	(8,104)	2,747,813

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2014, net carrying amount of fixed assets acquired under finance leases amounted to $46,232  (31 December 2013: $52,099).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2014 and 2013.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $163,592 as at 31 December 2014 (31 December 2013: $199,286). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2014 is $237,798  and the amortization period of the license will end in 2029. (31 December 2013: $276,391)

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2014. Independent appraisals were obtained for fair values to determine recoverable amount for Astelit. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2014, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 22.1% post-tax WACC rate for 2015 to 2019, a 21.3% post-tax WACC rate for after 2019 and a 2.1% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 23.3%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2014, the date of the goodwill impairment test.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2014, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $15,044 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $861 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2015 and 31 December 2019. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A 18.8% post-tax WACC rate for 2015 to 2019, a 18.3% post-tax WACC rate for after 2019 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 20.1%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline

As at 31 December 2014, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $14,159 (31 December 2013: $15,384). As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2014. The calculation of the value in use was based on the following key assumptions:

Values assigned to adjusted EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 5 years between 1 January 2015 and 31 December 2019.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates. A 15.1% post-tax WACC rate for 2015 to 2016, a 15.0% post-tax WACC rate for 2017 and thereafter were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 17.2%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2014	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2014
GSM and other telecommunication operating licenses	1,112,175	5,014	(529)	3,191			(112,985)	1,006,866
Computer software	1,988,791	170,770	(771)	68,787	-	67	(187,688)	2,039,956
Transmission lines	24,398	4,672	-	-	-	-	(1,993)	27,077
Central betting system operating right	5,372	261	-	-	-	-	(563)	5,070
Indefeasible right of usage (*)	18,488	1,049	(39)	-	-	-	(1,329)	18,169
Brand name	3,298	-	-	-	-	-	(263)	3,035
Customer base	6,758	-	-	-	-	501	(566)	6,693
Goodwill	15,384	-	-	-	-	-	(1,225)	14,159
Other	2,603	3,108	-	4,598	-	-	(662)	9,647
Construction in progress	1,321	63,470	-	(62,787)	-	-	(532)	1,472
Total	3,178,588	248,344	(1,339)	13,789	-	568	(307,806)	3,132,144

Accumulated amortization
GSM and other telecommunication operating licenses	590,110	48,451	(529)	-	4,522	-	(67,828)	574,726
Computer software	1,444,651	161,988	(168)	(325)	428	-	(143,100)	1,463,474
Transmission lines	22,380	404	-	-	-	-	(1,856)	20,928
Central betting system operating right	3,892	364	-	-	-	-	(467)	3,789
Indefeasible right of usage	4,406	1,293	-	-	-	-	(286)	5,413
Brand name	1,731	322	-	-	-	-	(156)	1,897
Customer base	3,434	627	-	-	-	-	(310)	3,751
Other	1,113	1,531	-	325	-	-	(214)	2,755
Total	2,071,717	214,980	(697)	-	4,950	-	(214,217)	2,076,733

Total intangible assets	1,106,871	33,364	(642)	13,789	(4,950)	568	(93,589)	1,055,411

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2014, 2013 and 2012 are $219,930, $236,994 and $225,844 respectively including impairment losses and recognized in direct cost of revenues. The impairment losses on intangible assets for the years ended 31 December 2014, 2013 and 2012 are $4,950, $15,060 and $5,705 respectively and recognized in depreciation expense. Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $47,605 for the years ended 31 December 2014 (31 December 2013: $37,187).

 (*) The decrease resulted from the change in payment schedule of the indefeasible rights of use has been presented in disposals.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2013
GSM and other telecommunication operating licenses	1,271,274	2,811	-	414	-	-	(162,324)	1,112,175
Computer software	2,113,345	142,891	(4,817)	67,600	-	-	(330,228)	1,988,791
Transmission lines	28,569	526	-	-	-	-	(4,697)	24,398
Central betting system operating right	5,966	280	-	-	-	-	(874)	5,372
Indefeasible right of usage	19,541	2,289	-	-	-	-	(3,342)	18,488
Brand name	3,949	-	-	-	-	-	(651)	3,298
Customer base	7,959	-	-	-	-	117	(1,318)	6,758
Goodwill	18,419	-	-	-	-	-	(3,035)	15,384
Other	2,746	98	-		-	5	(246)	2,603
Construction in progress	1,739	66,641	-	(67,059)	-	-	-	1,321
Total	3,473,507	215,536	(4,817)	955	-	122	(506,715)	3,178,588

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	53,485	-	-	10,237	-	(66,192)	590,110
Computer software	1,544,898	164,673	(4,186)	-	4,823	-	(265,557)	1,444,651
Transmission lines	25,881	834	-	-	-	-	(4,335)	22,380
Central betting system operating right	3,989	362	-	-	-	-	(459)	3,892
Indefeasible right of usage	3,785	1,388	-	-	-	-	(767)	4,406
Brand name	1,678	369	-	-	-	-	(316)	1,731
Customer base	3,455	641	-	-	-	-	(662)	3,434
Other	1,124	182	-	-	-	-	(193)	1,113
Total	2,177,390	221,934	(4,186)	-	15,060	-	(338,481)	2,071,717

Total intangible assets	1,296,117	(6,398)	(631)	955	(15,060)	122	(168,234)	1,106,871

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

15.	Investment property

Since the Group moved from the building in Gebze, the building was transferred from owner occupied asset to investment property as of 1 December 2013. The fair value of this investment property is 13,398 TL (equivalent to $5,778 as of 31 December 2014). The fair value of the Group’s investment property as at 31 December 2014 has been arrived at on the basis of a valuation carried out on the respective dates by an independent valuation company which is authorized by Capital Markets Board, and have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value was determined based on the income capitalization approach. In estimating the fair value of the properties, the highest and best use of the property is its current use.

The rental income obtained during the year ended 31 December 2014 is $504. Total direct operating expense from investment property during the year ended 31 December 2014 is $55.

Details of the Group’s investment property in Gebze and information about the fair value hierarchy as at 31 December 2014 are as follows:

31 December 2014	Level 1	Level 2	Level 3	Total

Investment property in Gebze	-	-	5,778	5,778

31 December 2013	Level 1	Level 2	Level 3	Total

Investment property in Gebze	-	-	7,757	7,757

There were no transfers between Level 1 and Level 2 during the year.

	2014	2013
Cost value
Opening balance	9,464	-
Transfer from tangible fixed assets	-	10,012
Effects of movements in exchange rates	(753)	(548)
Ending balance	8,711	9,464

Accumulated depreciation
Opening balance	(1,825)	-
Transfer from tangible fixed assets	-	(1,908)
Charge for the year and impairment
during the year (*)	(1,292)	(22)
Effects of movements in exchange rates	184	105
Ending balance	(2,933)	(1,825)

Carrying value	5,778	7,639

(*) The impairment losses on investment property for the year ended 31 December 2014 is $1,044 and recognized in depreciation expense.
(31 December 2013: None)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

16.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2014, 2013 and 2012 are $96,596, $155,362 and $121,733, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2014
Fintur (associate)	41.45%	659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352
		659,282	1,577,070	2,236,352	434,472	910,381	334,584	556,915	2,236,352

31 December 2013
Fintur (associate)	41.45%	445,717	1,828,603	2,274,320	465,938	1,018,142	386,975	403,265	2,274,320
A-Tel (joint venture)*	50.00%	47,145	-	47,145	13	3,443	-	43,689	47,145
		492,862	1,828,603	2,321,465	465,951	1,021,585	386,975	446,954	2,321,465

	Revenues	Profit/loss**	Other comprehensive income***	Total comprehensive income**
2014
Fintur	1,801,432	227,988	(47,694)	180,294
A-Tel	-	4,191	-	4,191
	1,801,432	232,179	(47,694)	184,485
2013
Fintur	2,035,678	375,748	(39,156)	336,592
A-Tel	-	(771)	-	(771)
	2,035,678	374,977	(39,156)	335,821
2012
Fintur	2,027,320	344,016	9,952	353,968
A-Tel	27,234	23,400	-	23,400
	2,054,554	367,416	9,952	377,368

 *Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.
 **The figures present the amounts attributable to the parent.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

16.	Investments in equity accounted investees (continued)

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $287,869 as at 31 December 2014 (31 December 2013: $229,114).

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

In the General Assembly of Shareholders’ Meeting of Fintur, it has been decided on 23 July 2014 to distribute dividend amounting to $112,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $46,424 and this amount has been collected in July 2014.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $389,287  is accounted under equity, in accordance with the Group’s accounting policy.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements:

	2014	2013
Net assets of Fintur	556,915	403,265
Proportion of the Group’s ownership interest in Fintur	230,841	167,153
Goodwill	57,028	61,961
Carrying amount of the Group’s interest in Fintur	287,869	229,114

Significant restrictions

Fintur

As at 31 December 2014, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of the respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

16.	Investments in equity accounted investees (continued)

The Company accounted its joint venture A-Tel by applying equity method until 27 August 2014. The Company’s investment in A-Tel amounts to $21,845 as at 31 December 2013. In accordance with Settlement Protocol signed with Bereket Holding A.Ş. (formerly known as Bilgin Holding A.Ş.) on 27 August 2014, it has been decided to pay a compensation amounting to TL 30,428 (equivalent to $14,031 as at transaction date) to A-tel and TL 19,161 (equivalent to $8,835 as at transaction date) has been recorded as other income after the elimination as a result of the decline in initial provision accrued amount from TL 68,750 (equivalent to $31,701 as at transaction date) to TL 30,428 (equivalent to $14,031 as at transaction date). Bereket Holding A.Ş. and Savings Deposits Insurance Funds (“SDIF”) have waived from the lawsuit regarding alleged loss occurred from termination of Service Provider Agreement.

Additionally, Turkcell’s whole stake in A-tel has been transferred to Bereket Holding A.Ş. for a consideration of TL 31,025 (equivalent to $14,306 as at transaction date) within the context of the Share Sale Agreement signed on 27 August 2014. Loss on sale amounting to TL 902 (equivalent to $416 as at transaction date) was recognized in the statement of profit or loss as detailed below.

31 December 2014
Share sale price	14,306
Less: carrying amount of investment on the date of sale	(14,722)
Loss recognized	(416)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

17.	Other investments

Non-current investments:

Securities	2014	2013

Corporate debt securities – held-to-maturity	-	3,851

As at 31 December 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $3,851 have effective interest rates of 9.8% to 13.8%.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 31.

Current investments:

	2014	2013
Held to maturity financial assets:
Corporate debt securities	4,832	27,028
Available for sale financial assets:
Time deposits mature over 3 months	3,512	-
	8,344	27,028

As at 31 December 2014, corporate debt securities with a carrying amount of $4,832 have effective interest rates of 9.8% to 13.8%.

As at 31 December 2013, corporate debt securities with a carrying amount of $27,028 have effective interest rates of 8.5% to 10.8%.

18.	Other non-current assets

	2014	2013
Advances given for fixed assets	101,790	2,162
Prepaid expenses	56,908	38,279
VAT receivable	51,697	68,036
Deposits and guarantees given	7,680	7,711
Others	8,576	1,780
	226,651	117,968

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

19.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2014, a deferred tax liability of $27,787 (31 December 2013: $26,905) for temporary differences of $138,936 (31 December 2013: $127,584) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013
Deductible temporary differences	46,529	57,496
Tax losses	156,290	125,794
Total unrecognized deferred tax assets	202,819	183,290

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2014, expiration of tax losses is as follows:

Expiration Date	Amount
2015	33,964
2016	54,995
2017	13,678
2018	6,661
2019	6,100
2021 - 2024	230,878
346,276

As at 31 December 2014, tax losses which will be carried indefinitely are amounting to $538,303 (31 December 2013: $445,851).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

19.	Deferred tax assets and liabilities (continued)

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2014 and 2013 are attributable to the following:

	Assets		Liabilities		Net
	2014	2013	2014	2013	2014	2013
Property, plant & equipment and intangible assets	8,359	1,352	(105,648)	(99,414)	(97,289)	(98,062)
Investment	660	-	(19,583)	(15,868)	(18,923)	(15,868)
Provisions	27,681	28,362	-	-	27,681	28,362
Trade and other payables	34,140	36,711	(47)	-	34,093	36,711
Tax credit carry forwards (Investment tax credit)	11,802	19,905	-	-	11,802	19,905
Other items	43,008	37,348	(906)	(4,814)	42,102	32,534
Tax assets / (liabilities)	125,650	123,678	(126,184)	(120,096)	(534)	3,582
Net off of tax	(100,175)	(89,345)	100,175	89,345	-	-
Net tax assets / (liabilities)	25,475	34,333	(26,009)	(30,751)	(534)	3,582

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

19.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2014 and 2013

	Balance at 1 January 2013	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2013
Property, plant & equipment and intangible assets	(115,118)	415	-	(82)	16,723	(98,062)
Investment	(13,995)	(8,024)	3,170	-	2,981	(15,868)
Provisions	13,070	19,052	-	-	(3,760)	28,362
Trade and other payables	42,205	1,595	-	-	(7,089)	36,711
Tax credit carry forward	13,368	9,545	-	-	(3,008)	19,905
Other items	31,124	7,665	(482)	-	(5,773)	32,534
Total	(29,346)	30,248	2,688	(82)	74	3,582

	Balance at 1 January 2014	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2014

Property, plant & equipment and intangible assets	(98,062)	(15,010)	-	-	15,783	(97,289)
Investment	(15,868)	(3,010)	(937)		892	(18,923)
Provisions	28,362	1,727	-	-	(2,408)	27,681
Trade and other payables	36,711	333	-	-	(2,951)	34,093
Tax credit carry forward	19,905	(7,139)	-	-	(964)	11,802
Other items	32,534	13,177	88	-	(3,697)	42,102
Total	3,582	(9,922)	(849)	-	6,655	(534)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

20.	Trade receivables and accrued income

	2014	2013
Undue assigned contracted receivables	788,571	582,816
Receivables from subscribers	474,834	445,574
Accounts and checks receivable	90,957	100,415
Accrued income	156,059	165,831
	1,510,421	1,294,636

Trade receivables are shown net of allowance for doubtful debts amounting to $313,792 as at 31 December 2014 (31 December 2013: $323,952). The change in allowance for trade receivables and due from related parties is disclosed in Note 35.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $69,948 and $80,026 as at 31 December 2014 and 2013, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $336,334 (31 December 2013: $247,823).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 31.

21.	Other current assets

	2014	2013
Prepaid expenses	98,667	87,166
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	75,457	52,475
Prepayment for subscriber acquisition cost	36,789	25,669
Advances to suppliers	17,608	13,662
Special communication tax to be collected from subscribers	15,474	14,467
Interest income accruals	10,226	14,671
VAT receivable	7,260	2,319
Receivables from personnel	2,263	2,978
Receivables from Tax Office	185	201
Restricted cash	-	43,078
Other	24,874	25,466
	288,803	282,152

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

21.	Other current assets (continued)

Prepaid expenses mainly comprises prepaid rent expenses.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

Restricted cash which represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board has been unblocked in 2014 (31 December 2013: 43,078).

22.	Cash and cash equivalents

	2014	2013
Cash in hand	106	99
Cheques received	34	84
Banks	3,892,611	3,806,411
- Demand deposits	247,533	204,864
- Time deposits	3,645,078	3,601,547
Bonds and bills	2,147	2,114
Cash and cash equivalents	3,894,898	3,808,708
Bank overdrafts	-	(237)
Cash and cash equivalents in the statement of cash flows	3,894,898	3,808,471

As at 31 December 2014, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2013: $0.055).

As at 31 December 2014, the average maturity of time deposits is 67 days (31 December 2013: 57 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 31.

23.	Capital and reserves

Share capital

As at 31 December 2014, common stock represented 2,200,000,000 (31 December 2013: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2014, total number of pledged shares hold by various institutions is 995,509 (31 December 2013: 995,509).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

23.	Capital and reserves (continued)

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Reserve for non-controlling interest put option liability
The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized.  Since the current option relates to the business combinations before 1 January 2009, subsequent changes in the fair value of the put option liability other than unwind of discount and associated foreign exchange gains and losses are also recognized in this reserve.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

23.	Capital and reserves (continued)

Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $572,986 as at 31 December 2014), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.26 as at 31 December 2014) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 19 December 2013, it has been decided to distribute dividends amounting to TL 2,325 (equivalent to $1,003 as at 31 December 2014). The dividend was paid on 26 December 2013.

In the Ordinary General Assembly of Shareholders’ Meeting of Azerinteltek held on 25 February 2014, it had been decided to distribute dividends amounting to AZN 227 (equivalent to $289 as at 31 December 2014). The dividend was paid in two installments on 19 March 2014 and 27 March 2014 to the shareholders.

In the Ordinary General Assembly of Shareholders Meeting of Azerinteltek held on 25 February 2014, it has been decided to pay dividends to the Shareholders in proportion of their shares on interim basis in advance during 2014 financial year after fulfillment of liabilities arising from the Shareholder Agreement and payment of the current debts. According to the resolution of the General Assembly Meeting of the Company, on 17 April 2014 Azerinteltek’s Board of Directors has decided to distribute the dividend accrued in the first quarter of 2014 financial year amounting to AZN 3,631 (equivalent to $4,629 as at 31 December 2014). Dividend payments have been completed as at 4 August 2014

According to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the second and third quarters of 2014 financial year amounting to AZN 2,146 (equivalent to $2,736 as at 31 December 2014) on 23 October 2014.

Furthermore, according to the resolution of the General Assembly Meeting of Azerinteltek, Azerinteltek’s Board of Directors has decided to pay the dividend accrued in the fourth quarter of 2014 financial year amounting to AZN 2,258 (equivalent to $2,879 as at 31 December 2014) on 22 January 2015 and as at 28 January 2015 dividend payments have been completed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

24.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2014 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2014, 2013 and 2012 of $864,924, $1,228,188 and $1,158,835 respectively and a weighted average number of shares outstanding during the years ended 31 December 2014, 2013 and 2012 of 2,200,000,000 calculated as follows:

	2014	2013	2012
Numerator:
Net profit for the period attributed to owners	864,924	1,228,188	1,158,835
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.39	0.56	0.53

25.	Other non-current liabilities

	2014	2013
Consideration payable in relation to acquisition of Belarusian Telecom	70,394	69,054
Accrual for Evrensel Project (Note 34)	27,114	24,611
Deposits and guarantees taken from agents	16,638	15,507
Payables to other suppliers	-	4,146
Other	19,344	14,351
	133,490	127,669

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2022 (31 December 2013: the first quarter of 2020).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

26.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 31.

	2014	2013
Non-current liabilities
Unsecured bank loans	519,570	693,043
Secured bank loans	3,013	4,589
Finance lease liabilities	15,545	18,518
	538,128	716,150
Current liabilities
Unsecured bank facility	707,153	550,134
Current portion of unsecured bank loans	325,997	272,133
Current portion of secured bank loans	20,980	20,408
Current portion of finance lease liabilities	2,316	2,576
Option contracts used for hedging	362	994
	1,056,808	846,245

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

26.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 December 2014			31 December 2013
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2015-2018	Floating	Libor+0.7%-3.5%	1,224,162	1,226,770	Libor+1.3%-3.5%	1,135,637	1,138,316
Unsecured bank loans	USD	2015-2016	Fixed	2.4%-8.0%	110,348	121,246	1.3%-8.0%	216,710	223,052
Unsecured bank loans	TL	2015-2017	Fixed	8.3%-10.5%	204,494	204,704	8.3%-10.0%	153,306	153,942
Secured bank loans*	EUR	2014	Floating		-	-	Libor+3.465%	16,510	18,955
Secured bank loans**	BYR	2020	Fixed	12-16%	3,260	4,106	12-16%	4,739	6,042
Secured bank loans*	USD	2015	Floating	Libor+3.5%	17,834	19,887	-	-	-
Finance lease liabilities	EUR	2015-2024	Fixed	3.4%	20,771	17,545	3.35%	24,455	20,325
Finance lease liabilities	USD	2015	Fixed	0.7%-8.0%	356	316	0.68%-4.64%	839	769
					1,581,225	1,594,574		1,552,196	1,561,401
(*)	Secured by System Capital Management Limited (“SCM”).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

26.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (Astelit has executed partial payments, and as of 31 December 2014, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) is equal to a total of $622,363). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $78,907 on two loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 December2014. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited (“SCM”) together with a guarantee and indemnity given by SCM. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement currently totaling $42,207 (“SCM Loan”).

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by SCM has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to two loan agreements) currently totaling $78,907. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 December 2014 and 2013. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although does not perfected any pledges in connection with this loan.

With respect to the amounts due to Financell, on 2 February 2012, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

On 22 November 2014, Turkcell Board of Directors has issued a new resolution, in order to confirm Company’s intention for the continuation of Company’s guarantee to Financell related with Astelit financing, for an amount up to $373,000 principal amount which is the principal obligations of Financell as of the date of the relevant resolution, plus interest and any other costs, expenses and fees that may accrue.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

26.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2014			31 December 2013
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	2,835	519	2,316	3,219	643	2,576
More than one year	18,292	2,747	15,545	22,075	3,557	18,518
	21,127	3,266	17,861	25,294	4,200	21,094

Interest collars:

Under interest rate collar contracts, the Group agrees to exchange the difference between the collar
(1.25% - 4%) and floating rate (LIBOR) interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt. The fair value of interest rate collar at the end of the reporting period is determined by the quotations by the financial institutions and is disclosed below.

The following tables detail the notional principal amounts outstanding at the end of the reporting period.

	Currency	Notional amount		Fair value asset / (liability)
		2014	2013	2014	2013
Interest collar	US$	86,000	86,000	(362)	(994)

All interest rate collar contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The interest rate collars and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss.

27.	Employee benefits

International Accounting Standard No 19 “Employee Benefits” (“IAS 19”) requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 10, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between  3.46% and  3.82% depending on the expected payout date (31 December 2013: between 3.19% and 4.40%).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

27.	Employee benefits (continued)

Movement in the reserve for employee termination benefits as at 31 December 2014 and 2013 are as follows:

	2014	2013
Opening balance	38,709	41,452
Provision set/reversed during the period	12,857	12,961
Actuarial (gain) / loss	360	(2,478)
Unwind of discount	1,978	2,028
Effect of change in foreign exchange rate	(2,855)	(7,501)
Payments made during the period	(9,530)	(7,753)
Closing balance	41,519	38,709

Actuarial loss amounting to $360 has been reflected in other comprehensive income for the year ended 31 December 2014 (31 December 2013: $2,478 actuarial gain).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred $3,602, $3,438 and $3,737 in relation to defined contribution retirement plan for the years ended 31 December 2014, 2013 and 2012, respectively.

28.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2014 and 2013. The amount of deferred income is $70,906 and $92,221 as at 31 December 2014 and 2013, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

29.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2013	83,764	65,130	148,894
Provision made/used during the year	896	4,494	5,390
Unwind of discount	2,506	1,700	4,206
Transfer	(154)	-	(154)
Effect of change in foreign exchange rate	(14,161)	(8,651)	(22,812)
Balance at 31 December 2013	72,851	62,673	135,524
	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2014	72,851	62,673	135,524
Provision made/used during the year	355	(2,108)	(1,753)
Unwind of discount	2,190	1,937	4,127
Transfer	194	-	194
Effect of change in foreign exchange rate	(6,033)	(12,008)	(18,041)
Balance at 31 December 2014	69,557	50,494	120,051

Legal provisions are set for the probable cash outflows related to legal disputes.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2013	31,013	56,119	87,132
Provision made/(reversed) during the year	15,873	65,302	81,175
Provisions used during the year	(19,793)	(52,248)	(72,041)
Unwind of discount	38	-	38
Transfer	154	-	154
Effect of change in foreign exchange rate	(4,143)	(10,016)	(14,159)
Balance at 31 December 2013	23,142	59,157	82,299

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

29.	Provisions (continued)

	Legal	Bonus	Total
Balance at 1 January 2014	23,142	59,157	82,299
Provision made/(reversed) during the year	49,443	58,911	108,354
Provisions used during the year	(66,693)	(59,846)	(126,539)
Unwind of discount	168	-	168
Transfer	(194)	-	(194)
Effect of change in foreign exchange rate	(2,368)	(5,842)	(8,210)
Balance at 31 December 2014	3,498	52,380	55,878

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 34, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $52,380 comprises mainly the provision for the year ended 31 December 2014 and is planned to be paid in March 2015.

30.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2014 and 2013 is as follows:

	2014	2013
Payables to suppliers	499,536	471,007
Taxes and withholdings payable	162,883	176,544
License fee accrual	69,987	67,130
Selling and marketing expense accrual	59,268	61,669
ICTA share accrual	12,874	13,889
Roaming expense accrual	5,913	6,846
Other	80,963	94,430
	891,424	891,515

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

30.	Trade and other payables (continued)

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 31.

31.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2014	2013
Other non-current assets*	18	4,216	-
Other current assets*	21	17,825	58,750
Cash and cash equivalents**	22	3,894,792	3,808,609
Trade receivables	20	1,846,755	1,542,459
Held-to-maturity	17	4,832	30,879
Available for sale	17	3,512	-
Due from related parties-current	35	5,579	10,012
		5,777,511	5,450,709

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2014	2013
Receivable from subscribers	1,737,587	1,400,226
Receivables from distributors and other operators	90,724	126,128
Other	24,023	26,117
	1,852,334	1,552,471

The aging of trade receivables and due from related parties as at 31 December 2014 and 2013:

	2014	2013
Not past due	1,680,682	1,356,666
1-30 days past due	68,975	97,673
1-3 months past due	53,477	43,610
3-12 months past due	49,200	54,522
	1,852,334	1,552,471

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Credit risk (continued)

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2014 and 2013 is as follows:

	2014	2013
Opening balance	324,017	392,852
Impairment loss recognized	71,029	79,465
Acquisition through business combination	1,058	-
Effect of change in foreign exchange rate	(32,818)	(70,731)
Amounts written-off	(49,460)	(77,569)
Closing balance	313,826	324,017

The impairment loss recognized of $71,029 for the year ended 31 December 2014 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31December2013: $79,465).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2014 and 2013 is as follows:

	2014	2013

Cash and cash equivalents	3,894,898	3,808,708
Current liabilities	2,152,389	2,019,869
Current cash debt coverage ratio	181%	189%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	31 December 2014							31 December 2013
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities

Secured bank loans	23,993	(27,355)	(22,045)	(583)	(1,115)	(2,839)	(773)	24,997	(29,122)	(789)	(20,969)	(1,474)	(3,856)	(2,034)
Unsecured bank loans	1,552,720	(1,630,942)	(559,525)	(474,145)	(339,873)	(257,399)	-	1,515,310	(1,589,578)	(482,931)	(353,497)	(378,943)	(374,207)	-
Finance lease liabilities	17,861	(21,127)	(2,809)	(27)	(2,050)	(6,116)	(10,125)	21,094	(25,294)	(2,974)	(245)	(2,479)	(6,582)	(13,014)
Trade and other payables*	499,536	(502,716)	(502,716)	-	-	-	-	475,154	(478,608)	(474,462)	-	(4,146)	-	-
Bank overdraft	-	-	-	-	-	-	-	237	(237)	(237)	-	-	-	-
Due to related parties	10,624	(10,645)	(10,645)	-	-	-	-	42,278	(42,300)	(42,300)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	70,394	(100,000)	-	-	-	-	(100,000)	69,054	(100,000)	-	-	-	-	(100,000)

Derivative financial liabilities
Option contracts	362	(362)	(362)	-	-	-	-	994	(994)	(994)	-	-	-	-
TOTAL	2,175,490	(2,293,147)	(1,098,102)	(474,755)	(343,038)	(266,354)	(110,898)	2,149,118	(2,266,133)	(1,004,687)	(374,711)	(387,042)	(384,645)	(115,048)

* Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	194	2,131
Due from related parties-current	3,263	87
Trade receivables and accrued income	25,538	38,506
Other current assets	8,298	3,399
Cash and cash equivalents	660,426	377
	697,719	44,500
Foreign currency denominated liabilities
Loans and borrowings-non current	(619,155)	(15,764)
Other non-current liabilities	(82,900)	-
Loans and borrowings-current	(734,031)	(14,010)
Trade and other payables	(150,760)	(19,194)
Due to related parties	(188)	(129)
	(1,587,034)	(49,097)
Net exposure	(889,315)	(4,597)

	31 December 2014
	USD	EUR
Foreign currency denominated assets
Other non-current assets	57	2,131
Due from related parties-current	4,519	190
Trade receivables and accrued income	31,901	30,557
Other current assets	10,852	4,215
Cash and cash equivalents	1,556,596	4,466
	1,603,925	41,559
Foreign currency denominated liabilities
Loans and borrowings-non current	(362,578)	(14,983)
Other non-current liabilities	(88,021)	-
Loans and borrowings-current	(990,122)	(2,093)
Trade and other payables	(139,005)	(23,912)
Due to related parties	(2,107)	(3,390)
	(1,581,833)	(44,378)
Net exposure	22,092	(2,819)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

USD/TL	2.1850	1.9094	2.3189	2.1343
EUR/TL	2.9004	2.5390	2.8207	2.9365
USD/BYR	10,255	8,883	11,850	9,510
USD/UAH	11.8661	7.9930	15.7686	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 December 2014 and 2013 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2014	2013

USD	(2,209)	88,932
EUR	343	632

10% weakening of the TL, UAH, BYR against the following currencies as at 31 December 2014 and 2013 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2014	2013

USD	2,209	(88,932)
EUR	(343)	(632)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Interest rate risk

As at 31 December 2014 and 2013 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2014		31 December 2013
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	22
USD		2.6%	1,594,121	3.4%	661,527
EUR		1.0%	4,810	1.8%	1,101
TL		11.2%	2,030,463	9.9%	2,922,068
Other		18.3%	15,684	5.0%	16,851
Held-to-maturity securities	17
Corporate securities TL		10.1%	1,279	10.7%	23,204
Finance lease obligations	26
USD		2.2%	(316)	1.6%	(769)
EUR		3.4%	(17,545)	3.4%	(20,325)
Unsecured bank loans	26
USD fixed rate loans		6.0%	(121,246)	5.0%	(223,052)
TL fixed rate loans		9.8%	(204,704)	9.9%	(153,942)
Secured bank loans	26
BYR fixed rate loans		11.9%	(4,106)	11.9%	(6,042)
Restricted cash	21
TL		-	-	6.5%	43,078
Variable rate instruments
Held-to-maturity securities	17
Corporate securities TL		12.1%	3,553	11.3%	7,675
Secured bank loans	26
USD floating rate loans		6.3%	(19,887)	7.5%	(18,955)
Unsecured bank loans	26
USD floating rate loans		2.1%	(1,226,770)	2.8%	(1,138,316)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2014 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2014 and 2013.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2014
Variable rate instruments	(4,154)	4,154	-	-
Cash flow sensitivity (net)	(4,154)	4,154	-	-
31 December 2013
Variable rate instruments	(5,540)	5,540	-	-
Cash flow sensitivity (net)	(5,540)	5,540	-	-

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	31 December 2014	31 December 2013	Fair Value hierarchy	Valuation Techniques

Option contracts used for hedging	(362)	(994)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom	(70,394)	(69,054)	Level 3	Net present value (*)

There were no transfers between Level 1 and 2 in the period.

(*)	Discount rate of 5.0% used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom as of 31 December 2014 (31 December 2013: 6.1%).

Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2014		31 December 2013
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets**	18	4,216	4,216	-	-
Due from related parties-short term	35	5,579	5,579	10,012	10,012
Trade receivables and accrued income*	20	1,846,755	1,846,755	1,542,459	1,542,459
Other current assets**	21	17,825	17,825	58,750	58,750
Held-to-maturity	17	4,832	4,832	30,879	30,879
Available for sale	17	3,512	3,512
Cash and cash equivalents***	22	3,894,898	3,894,898	3,808,708	3,808,708
		5,777,617	5,777,617	5,450,808	5,450,808

Liabilities carried at amortized cost
Loans and borrowings-long term	26	(538,128)	(538,128)	(716,150)	(716,150)
Bank overdrafts	22	-	-	(237)	(237)
Loans and borrowings-short term	26	(1,056,446)	(1,056,446)	(845,251)	(845,251)
Trade and other payables****	30	(499,536)	(499,536)	(475,154)	(475,154)
Due to related parties	35	(10,624)	(10,624)	(42,278)	(42,278)
		(2,104,734)	(2,104,734)	(2,079,070)	(2,079,070)

* Includes non-current trade receivables amounting to $336,334 (31 December 2013: $247,823).

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

***Cash and cash equivalents are the only level 1 item on above stated tables, all other items are level 2.

**** Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

31.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below:

Consideration payable in relation to acquisition of Belarusian Telecom:

	2014	2013
Opening balance	69,054	76,413
Total gains or losses:
in profit or loss	1,340	(7,359)
Closing balance	70,394	69,054

32.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2014	2013
Less than one year	55,561	38,001
Between one and five years	51,129	44,079
More than five years	7,493	8,320
	114,183	90,400

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

32.	Operating leases (continued)

Payments recognized as an expense

	2014	2013	2012
Minimum lease payments	262,692	323,019	313,443
Contingent lease payments	1,303	-	-
Total	263,995	323,019	313,443

33.	Guarantees and purchase obligations

As at 31 December 2014, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $1,635,787 (31 December 2013: $463,695). Payments for these commitments are going to be made in a 6 year period.

As at 31 December 2014, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to $1,634,387 as at 31 December 2014 (31 December 2013: $1,550,017 as at 31 December 2013).

At 31 December 2014, the total amount of guarantee obtained from banks and provided to Spor Toto amounted to TL $81,392 (31 December 2013: $ 87,350). The targeted payout is 50% of the turnover balance, including the VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company was renewed under provisions of the new License Agreement signed with the ICTA  and in accordance with the License Agreement, the Company became obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. Moreover on 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company is revised and updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 21 February 2009 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within  the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued)

Service quality: In general, the Company must meet all  national and international service quality standards determined and updated by both the ICTA and the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum retail tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the prior approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

The License term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued)

Rights of the ICTA, Suspension and Termination (continued):

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $44,266 as at 31 December 2014) and interest amounting to TL 68,276 (equivalent to $29,443 as at 31 December 2014) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company must cover the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company must cover the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended. Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900 and the other is for DCS–1800. As at 31 December 2014, Astelit owns twenty four GSM–900, GSM-1800, CDMA and microwave Radio relay frequency use licenses which are regional or national. In addition to the above GSM licenses, Astelit owns one license for international and long distance calls and eleven PSTN licenses for eight regions of Ukraine. Also, Astelit holds number range – three NDC codes for mobile network, four permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permissions on a number resource for MNC and sixteen permissions on a number resource for local ranges for PSTN licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in four  months; about changes in incorporation address in 30 days.

Also, Astelit must present all the required documents for inspection by National Commission for the State Regulation of Communications and Informatization (“NCCIR”) at their request. The NCCIR may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority NCCIR notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek, following an international bidding process, signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year almost until the operation started as a result of the new tender.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek (continued)

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As of December 31, 2014, Inteltek has a letter of guarantee of TL 159,752 (equivalent to $68,891 as at 31 December 2014) (31 December 2013: TL 159,752 equivalent to $74,850 as at 31 December 2013) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. Inteltek has mobile agency commission revenue by applying commission rate between % 2.24 - % 3.62 of mobile agency turnover after deducting VAT and Gaming Tax. As of 31 December 2014, Inteltek has a letter of guarantee of TL 28,986 (equivalent to $ 12,500 as at 31 December 2014) (31 December 2013: TL 26,679 equivalent to $ 12,500 as at 31 December 2013) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Superonline:

Superonline was authorized as a Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider, Cable Broadcast Service and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 abrogated the By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Superonline was authorized as Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s decision numbered 24, dated 26 March2014.

Such Authorizations have been provided by the Radio and Television Supreme Council, according to the rules of the Media Law and also the Radio and Television Supreme Council By-Law on Broadcasting via Cable Networks.

In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually.

Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Superonline has the right to operate the platform and Infrastructure of TV services.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced sports betting games on 18 January 2011.

Starting from 1 January 2013, Azerinteltek has been authorized for 3 years regarding the sales of Lottery tickets by Azerlotereya.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GmbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The initial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003, on 14 June 2007 and 8 September 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated 8 September 2009 (the “Regulation”) is still in effect.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the Company entered into access and interconnection agreements with 53 different operators.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. On the other hand, ICTA regulates “Standard Interconnection Tariffs” for domestic traffic.

As at 31 December 2014 the management believes that Turkcell is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Turkcell

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 17 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision amounting to $27,114 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized accumulated foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the   consolidated financial statements as of 31 December 2014.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Concession Agreement

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, calculation basis of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the calculation basis. Calculation method of gross sales for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $44,266 as at 31 December 2014) and interest amounting to TL 68,276 (equivalent to $29,443 as at 31 December 2014) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The Case Management Conference was held on 13 March 2014. The evidentiary hearing was held on 24-25 June 2014 and the parties’ witnesses were heard. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Disputes regarding the contribution share payments arising after the amendments made to the Concession Agreement in accordance with the Code numbered 5398

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.

However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company filed a lawsuit for the cancellation of the 9th article of the new license agreement.

On 10 March 2009, the Court rejected the case. The Company appealed the decision. The Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,730 as at 31 December 2014) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The Council of State rejected ICTA’s request for the correction of the decision. The First Instance Court granted its decision in line with the reversal decision and rejected the case. Both Turkcell and ICTA appealed the decision. The Company replied this request. The appeal process is pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,730 as at 31 December 2014) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,700 as at 31 December 2014) for the time being devoid of the amount which was paid to ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $600 as at 31 December 2014) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $22,103 as at 31 December 2014).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $19,893 as at 31 December 2014) and interest accrued amounting to TL 5,020 (equivalent to $2,165 as at 31 December 2014) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,210 as at 31 December 2014) and interest accrued amounting to TL 558 (equivalent to $241 as at 31 December 2014) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $22,103 as at 31 December 2014) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,276 as at 31 December 2014) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its  consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,432 as at 31 December 2014) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $382 as at 31 December 2014). ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The lawsuit filed by the Company has been dismissed. In the lawsuit initiated by the ICTA, the Court dismissed the case in favor of the Company.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,117 as at 31 December 2014) together with the penalty of TL 12,171 (equivalent to $5,249 as at 31 December 2014) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,117 as at 31 December 2014) together with the penalty of TL 12,171 (equivalent to $5, 249 as at 31 December 2014) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,249 as at 31 December 2014) calculated over allegedly unpaid TL 4,909 (equivalent to $2,117 as at 31 December 2014) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance. The Court decided to obtain an expert report. The expert report which is in favor of the Company was submitted to the file. The additional expert report is also in favor of the Company. The Court held its award rejecting ICTA’s claim of cancellation. ICTA appealed the decision and the Company has submitted its response to appeal.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008,requested treasury share of TL 72,527 (equivalent to $31,276 as at 31 December 2014) and conventional penalty of TL 205,594 (equivalent to $88,660 as at 31 December 2014). The Company paid TL 1,535 (equivalent to $662 as at 31 December 2014) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $30,615 as at 31 December 2014) and conventional penalty of TL 205,594 (equivalent to $88,660 as at 31 December 2014) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $88,660 as at 31 December 2014). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $29,482 as at 31 December 2014) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,795 as at 31 December 2014) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $583 as at 31 December 2014) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,213 as at 31 December 2014) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $88,660 as at 31 December 2014); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The expert report which is in favor of the Company was submitted to the file.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

The Court decided to obtain an additional expert report. The additional report is in favor of the Company. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $690 as at 31 December 2014) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $591 as at 31 December 2014) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $118 as at 31 December 2014) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements prepared as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $7,067 as at 31 December 2014) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $6,952 as at 31 December 2014) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $20,548 as at 31 December 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecretariat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $6,927 as at 31 December 2014) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $20,486 as at 31 December 2014).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $6,927 as at 31 December 2014) and the penalty of TL 47,505 (equivalent to $20,486 as at 31 December 2014) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $165 as at 31 December 2014) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $164 as at 31 December 2014) and requested it to be paid.

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections. ICTA appealed the decision. The Company submitted its reply to the appeal request of ICTA. The Court of Appeal rejected the request for appeal and upheld the decision in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share payment and the penalty imposed within the context of 2G Concession Agreement (continued)

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $6,927 as at 31 December 2014)and contribution share in the amount of TL 381 (equivalent to $164 as at 31 December 2014) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $20,486 as at 31 December 2014) requested by the letter of ICTA dated 20 August 2013. The hearings were held in April and September 2014. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014.

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $514 as at 31 December 2014) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company objected to TL 1,184 (equivalent to $511 as at 31 December 2014) of the requested amount, on the grounds that this request is contrary to the Concession Agreement. The Company paid the remaining part of this request, with reservation. The Company filed a lawsuit against Undersecretariat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications, for the cancellation of the Undersecretariat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecretariat of Treasury and also for the cancellation of the Treasury Report which is the legal basis of the aforementioned administrative act; before the Council of State. The Court rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,345 as at 31 December 2014) according to the Concession Agreement over the Treasury Share amount which was alleged that paid deficient. The Company filed a lawsuit against ICTA and Undersecretariat of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State. The Council of State rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Concession Agreement (continued)

The allegation of deficient treasury share and contribution share payment and the penalty imposed within the context of 3G Concession Agreement (continued)

ICTA by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $12 as at 31 December 2014) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request, before the Council of State. The case is still pending.

The total amount of TL 5,195 (equivalent to $2,240 as at 31 December 2014) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the period ended 31 December 2014.

Disputes on Interconnection Agreement

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for international calls.

The Company filed 3 separate lawsuits against Turk Telekom to cease this practice and requested the collection of its damages regarding principal, overdue interest and late payment fee, amounting to TL 11,970 in total (equivalent to $5,162 as at 31 December 2014) covering the period from August 2005 until October 2005; amounting to TL 23,726 (equivalent to $10,232 as at 31 December 2014) for the period between November 2005 and October 2006 and amounting to TL 6,836 (equivalent to $2,948 as at 31 December 2014) for the period between November 2006 and February 2007. The court decided to consolidate all cases.

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $18,369  as at 31 December 2014) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $15,741 as at 31 December 2014), interest and penalty (calculated till the filing date of legal cases in 2005, 2006 and 2007) amounting to TL 6,095 (equivalent to $2,628  as at 31 December 2014) and interest and penalty to be calculated for the period between the filing date of legal case and payment date. The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Court of Cassation reversed the first instance court’s decision. The Company applied for the correction of the decision. Turk Telekom also applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The case file was sent to the First Instance Court to grant a decision again. The First Instance Court decided in line with the decision of Court of Cassation. The case is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $13,684 as at 31 December 2014).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $7,762 as at 31 December 2014) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $5,921 as at 31 December 2014) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,494 as at 31 December 2014) for its damages occurred between the period when the Company made the payment and collected back. The case is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting TL 450,931 (equivalent to $194,459 as at 31 December 2014) of which TL 219,149 (equivalent to $94,506 as at 31 December 2014) as principal and TL 231,782 (equivalent to $99,953 as at 31 December 2014) as interest, charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $22,925 as at 31 December 2014) and accrued interest amounting to a nominal amount of TL 103,704 (equivalent to $44,721 as at 31 December 2014) in the   consolidated financial statements as at and for the period ended 31 December 2014.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Interconnection Agreement (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected Turk Telekom’s request amounting to TL 171,704 (equivalent to $74,045 as at 31 December 2014) and accepted the request amounting to TL 279,227 (equivalent to $120,414 as at 31 December 2014). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $12,560 as at 31 December 2014) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,304 as at 31 December 2014) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $12,966 as at 31 December 2014).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued a provision of TL 91,864 (equivalent to $39,615  as at 31 December 2014) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2014.

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $10,082 as at 31 December 2014), overdue interest of TL 3,092 (equivalent to $1,333 as at 31 December 2014) and delay fee of TL 1,925 (equivalent to $830 as at 31 December 2014), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases(continued)

The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $906 as at 31 December 2014). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee.

The second supplementary expert report is delivered to the Company and this report is also in favor of the Company. The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Disputes regarding the Law on the Protection of Competition

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition.

As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,007 as at 31 December 2014) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State rejected the case. The Company appealed the decision. The Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,007 as at 31 December 2014) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company appealed this decision. Council of State reversed the judgment of the First Instance Court. First Instance Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of execution requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request.  The Council of State rejected the correction of the decision request of The Inheritance and Charges Tax Office. The Court of First Instance decided to comply with the Council of State’s reversing decision and decided to cancel the payment order. The Inheritance and Charges Tax Office appealed the decision.  The Company replied this request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

On 23 December 2009, as a result of an investigation initiated by the Competition Board, the Company was fined amounting to TL 36,072 (equivalent to $15,556 as at 31 December 2014), based on the grounds that the Company violated competition rules in GSM and mobile marketing services markets. The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $11,667 as at 31 December 2014) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The Court rejected the case. The Company appealed the decision. The appeal process is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $431 as at 31 December 2014), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,156 as at 31 December 2014) and in addition requested TL 1,000 (equivalent to $431 as at 31 December 2014) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. The Court of Appeal rejected Avea’s request for appeal and upheld the decision in favor of the Company. Avea applied for the correction of decision. The correction of decision process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with the Competition Board regarding the business practices with sub-distributors

On 1 December 2009, Competition Board decided to initiate an investigation against the Company whether the Company, violated the related clauses of the Competition Act numbered 4054. by its applications on its sub-distributors.

As a result of the respective investigation, on 9 June 2011 the Competition Board imposed an administrative fine on the Company amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) on the grounds that the Company violates its dominant position in GSM services market. On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company requested stay of execution for the aforementioned Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. Objection was rejected. The case is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending. The blockage applied by the Tax Office with respect to the payment order on the Company’s deposit amounting to TL 91,942 (equivalent to $39,649 as at 31 December 2014) has been released as at 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Pamuk Elektronik, a former dealer of the Company whose contract has been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $906 as at 31 December 2014) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the Court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court. Pamuk Elektronik applied for the correction of the decision. The company replied to the correction of decision. The Court of Cassation rejected Pamuk Elektronik’s correction of the decision request.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $47,645 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors  which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December2014) administrative fine to the Company. The lawsuit is pending.

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $27,599 as at 31 December 2014) due to the applications of the Company and requested TL 1,000 (equivalent to $431 as at 31 December 2014) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $27,599 as at 31 December 2014) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $7,202 as at 31 December 2014). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $7, 202 as at 31 December 2014) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $8,107 as at 31 December 2014) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The expert committee submitted their report to the Court. The report is against the Company. The Court decided to obtain another expert report from another expert on brand valuation. The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Dispute with the Competition Board regarding the business practices with sub-distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $517 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its  sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $216 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $431 as at 31 December 2014) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its  sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $39,649 as at 31 December 2014) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimation of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board dated 2 April 2008, regarding the allegation that Turkcell has exclusive practices on vehicle tracking services market, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the same. After the aforementioned investigation, the Competition Board decided that the Company infringed competition rules by its exclusive practices on vehicle tracking service market and imposed a fine amounting to TL 39,727 (equivalent to $17,132 as at 31 December 2014). The reasoned judgment has been delivered to the Company on 15 May 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the Law on the Protection of Competition (continued)

Investigation of the Competition Board regarding vehicle tracking services (continued)

Since the administrative fine amounting to TL 39,727 (equivalent to $17,132 as at 31 December 2014) was paid within 1 month following the notification of the decision of Competition Board, 25% discount was applied and payment amounting to TL 29,795 (equivalent to $12,849 as at 31 December 2014) was made on 13 June 2014 and recognized as expense in the   consolidated financial statements as at and for the period ended 31 December 2014.

The Company filed a lawsuit on 11 July 2014 for the stay of execution and the cancellation of the aforementioned administrative act and fine. The Court decided to reject the stay of execution request. The Company objected to this decision. Objection was rejected. The case is pending.

Dispute on National Roaming Agreement

The ICTA decided that the Company has not complied with its responsibility under the Regulation on National Roaming which was enacted pursuant to article 10 of the Telegram and Telephone Law numbered 406 which obliges the Company to provide national roaming services and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $9,410 as at 31 December 2014). On 7 April 2004, although the Company made the related payment with its accrued interest, it also filed a lawsuit before the Council of State for the cancellation of the respective administrative fine and the regulation of the ICTA which sets the ground for the administrative fine. Upon the Council of State decision for the stay of execution of the administrative fine imposed to the Company until the conclusion of the law suit on 1 December 2004, the Company re-collected the respective amount from the ICTA on 3 January 2005. Following the cancellation of the administrative fine and finalization of this decision on 22 July 2010, the Company initiated a lawsuit against ICTA for the collection of TL 7,111 (equivalent to $3, 067 as at 31 December 2014) which is the accrued interest of the total amount that the Company could not benefit between the period when the Company made the payment and ICTA returned the same amount to the Company. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $2,805 as at 31 December 2014) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $2,805 as at 31 December 2014) with its accrued interest amounting to TL 1,596 (equivalent to $688 as at 31 December 2014) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,728 as at 31 December 2014) for misinforming the Authority and TL 374 (equivalent to $161 as at 31 December 2014) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,417 as at 31 December 2014) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $13,838 as at 31 December 2014). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $10,378 as at 31 December 2014) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes regarding the pricing applications

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $23,057 as at 31 December 2014) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $17, 293 as at 31 December 2014) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $17, 293 as at 31 December 2014) on 27 January 2011. On 3 May 2011, the Court rejected the case. The Company appealed the decision and paid back TL 40,100 (equivalent to $17,293 as at 31 December 2014) to ICTA on 6 October 2011. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $19,935 as at 31 December 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $5,764 as at 31 December 2014) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $23,057 as at 31 December 2014) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables amounting to $6,329 arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $57,621as at 31 December 2014) and TL 139,101 (equivalent to $59,986 as at 31 December 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey.  The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $11,524 as at 31 December 2014) and TL 27,820 (equivalent to $11,997 as at 31 December 2014) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $4,814 as at 31 December 2014) and TL 8,900 (equivalent to $3,838 as at 31 December 2014) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $4,846 as at 31 December 2014) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $969 as at 31 December 2014) and TL 842 (equivalent to $363 as at 31 December 2014) respectively. The aforementioned amounts were paid on 29 July 2011.

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $91,016 as at 31 December 2014) principal and TL 316,583 (equivalent to $136,523 as at 31 December 2014) totaling to TL 527,639 (equivalent to $227,538 as at 31 December 2014) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure. A settlement procedure between the parties could not be achieved, such cases were signed in minutes that not settled by the parties. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

On 9 February 2009, the Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $2,850 as at 31 December 2014) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim.  Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Moreover, the Company filed another lawsuit for the cancellation of the aforementioned interest charge amounting to TL 6,609 (equivalent to $2, 850 as at 31 December 2014). On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Disputes on Iranian GSM tender process

Dispute with Iranian Islamic Republic

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held in February 2013. The second oral hearing was held in September 2013. The Court informed the parties that the evidential record of the proceedings were closed.  Parties made their submissions on costs within due date. The Tribunal decided that it has no jurisdiction to evaluate Turkcell’s claims.

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,509 as at 31 December 2014) including interest. The expert report is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $5 as at 31 December 2014) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

Cancellation of the Regulation on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $4 as at 31 December 2014) with its accrued interest starting from 2001 and TL 10 (equivalent to $4 as at 31 December 2014) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request of Turk Telekom. The decision is finalized in favor of the Company.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. The Court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom interconnection costs (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $20,268 as at 31 December 2014). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report submitted to the file is in favor of the Company.

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $17,250 as at 31 December 2014) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010. The Court dismissed both cases. Avea appealed the decision. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $6,533 as at 31 December 2014) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF. On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision in favor of the Company. The defendant applied to the correction of the decision. The Company replied the same. The correction of the decision process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payment request of Savings Deposits Insurance Fund (continued)

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $29, 411 as at 31 December 2014). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company appealed the decision. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. The appeal process is still pending.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $29, 411 as at 31 December 2014) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request. The Court of First Instance decided to comply with the Council of State’s reversal decision and rejected the case. The Company appealed the decision. The Court of Cassation rejected The Company’s stay of execution request made during the appeal process. The appeal process is still pending.

The administrative fine amounting to TL 68,201 (equivalent to $29,411 as at 31 December 2014) was paid on 13 May 2014 with reservation and recognized as expense in the   consolidated financial statements as at and for the period ended 31 December 2014. The Company filed a lawsuit on 11 June 2014 for the cancellation of the accrual slip which was issued by the Large Taxpayer Office, and for the reimbursement of the aforementioned amount. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $524 as at 31 December 2014) and tax penalty of TL 1,822 (equivalent to $786 as at 31 December 2014) and VAT amounting to TL 874 (equivalent to $377 as at 31 December 2014) and tax penalty of TL 1,315 (equivalent to $567 as at 31 December 2014). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The Council of State approved the first instance court’s decision, in favor of the Company, regarding the cancellation of the special communication tax and its tax penalty assessment. The appeal process is still pending for the other lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None)

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $6,753 as at 31 December 2014) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $346 as at 31 December 2014) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $259 as at 31 December 2014) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $11,421 as at 31 December 2014) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $8,565 as at 31 December 2014) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The Council of State, decided to approve the First Instance Court’s decision. The Company applied for the correction of the decision. The correction of the decision process is pending.

In accordance with the proceedings in the legal case, the administrative fine in the amount of TL 19,862 (equivalent to $8,565 as at 31 December 2014) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, was also started again in 2014.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $8,565 as at 31 December 2014) and TL 26,716 (equivalent to $11,521 as at 31 December 2014) were recognized for the administrative fine which was imposed by ICTA and for the amounts which had not been reimbursed to the subscribers, respectively.

In the   consolidated financial statements as at and for the period ended 31 December 2014, provision amounting to TL 8,527 (equivalent to $3, 677 as at 31 December 2014) is recognized for the amount which has not been reimbursed to the subscribers yet.

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $173 as at 31 December 2014) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service does not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $130 as at 31 December 2014) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA based on the complaint of a subscriber

After the investigation ICTA initiated against the Company upon the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,457 as at 31 December 2014) on 13 January 2011, for making some subscribers suffer and TL 2,004 (equivalent to $864 as at 31 December 2014) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3, 241 as at 31 December 2014) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of these administrative fines. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts rejected both cases. The Company appealed both cases. The Council of State rejected the Company’s stay of execution requests, during the appeal process. Appeal processes are still pending.

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

Upon the investigation ICTA decided to launch, related to breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping, ICTA decided to impose an administrative fine on the Company amounting to TL 11,225 (equivalent to $4,841 as at 31 December 2014) and its decision was delivered to the Company on 6 June 2011. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,630 as at 31 December 2014) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution request at appeal phase. Appeal process is still pending.

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $2,794 as at 31 December 2014) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees (continued)

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The Court of Cassation rejected the correction of the decision requests. The Company applied to the Constitutional Court against the decision.

The Company has paid the principal of TL 6,480 (equivalent to $2,794 as at 31 December 2014), late payment interest of TL 5,103 (equivalent to $2,201 as at 31 December 2014) and related fees of TL 524 (equivalent to $226 as at 31 December 2014) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $3,844 as at 31 December 2014). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $3,246 as at 31 December 2014) together with the interest that will occur until the actual payment of the subject amount to the Company.

Within the context of the amicable agreement concluded on 1 November 2014 between Turkcell and T-Medya, the parties agreed that the remaining debt amount will be paid Turkcell via the barter and netoff.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $2,953 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 5,135 (equivalent to $2,214 as at 31 December 2014) was paid on 24 February 2012.

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

In consequence of consumer complaint, ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $709 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $532 as at 31 December 2014) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. According to the decision taken by ICTA, the Company was fined a total amount of TL 8,173 (equivalent to $3,525 as at 31 December 2014) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $2,643 as at 31 December 2014) was paid on 5 June 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $4,934 as at 31 December 2014). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $3,700 as at 31 December 2014) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $431 as at 31 December 2014) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $323 as at 31 December 2014) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The Court rejected the lawsuit. The Company appealed the decision. Appeal process is pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users. Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $780 as at 31 December 2014) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $585 as at 31 December 2014) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the case filed for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The Council of State rejected the correction of the decision requests.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding access failures on emergency call services (continued)

The Court rejected the Company’s stay of execution request on the other lawsuit, which was filed for the cancellation of the administrative fine, imposed to the Company for not giving the requested information in due time,. The Company objected to the decision. The objection was rejected. The Court rejected this case. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied to the correction of the decision. The correction of the decision process is pending.

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage . As a result of the investigation, ICTA imposed an administrative fine amounting to TL 1,635 (equivalent to $705 as at 31 December 2014) and the decision was notified to the Company on 6 August 2012. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $529 as at 31 December 2014) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. The Council of State approved the decision of the First Instance Court. The Company applied for the correction of the decision. The Council of State rejected the Company’s correction of the decision request. The Company applied to the Constitutional Court against the decision. Examination is in progress.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $766 as at 31 December 2014) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized. Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid TL 4,337 (equivalent to $1,870 as at 31 December 2014) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 2013.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect TL 11,511 (equivalent to $4,964 as at 31 December 2014) including principal amounting to TL 8,024 (equivalent to $3,460 as at 31 December 2014), overdue interest amounting to TL 2,343 (equivalent to $1,010 as at 31 December 2014) and late payment fee amounting to TL 1,144 (equivalent to $493 as at 31 December 2014) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,384 as at 31 December 2014) to the Company. Turk Telekom appealed the decision. The Company replied this request. The appeal process is still pending.

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $13,663 as at 31 December 2014) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $9,211 as at 31 December 2014) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of six of the lawsuits, the First Instance Court decided to consolidate the lawsuits, under the first lawsuit initiated by Turk Telekom. The file is under expert examination. The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

The court decided to obtain expert reports in two lawsuits. The expert reports are in favor of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. Two of the lawsuits were rejected in favor of the Company. Turk Telekom appealed those aforementioned two cases. Court of Cassation approved the decision of the First Instance Court in favour of the Company, filed for the period of December 2010. Appeal process is still pending in the other case.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $431 as at 31 December 2014) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The Court rejected the lawsuit in favor of the Company.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $1,954 as at 31 December 2014) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $276 as at 31 December 2014) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company applied for the correction of the decision. The correction of the decision process is still pending. The Court of Cassation rejected the correction of the decision request. The Company applied to Constitutional Court against the decision. Examination is in progress.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,524 as at 31 December 2014) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,768 as at 31 December 2014) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The cases were dismissed by the Courts. Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $887 as at 31 December 2014), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $887 as at 31 December 2014) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected. The Court accepted the lawsuit in favor of the Company. ICTA appealed the decision. The Company replied the appeal request. The Council of State approved the first instance court’s decision. The ICTA applied for the correction of the decision. The Company shall reply this request in due time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations (continued)

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $665 as at 31 December 2014) was paid on 3 January 2013.

ICTA reimbursed the relative amount to Turkcell on 2 July 2014 with respect to the Court decision. The Company has not recognized any income in the   consolidated financial statements as at and for the period ended 31 December 2014.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $718 as at 31 December 2014). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $539 as at 31 December 2014) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of investment incentive in corporate tax base calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $6,274 as at 31 December 2014) and related penalty amounting TL 21,822 (equivalent to $9,410 as at 31 December 2014) were notified to the Company on 27 December 2012.

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $4,392 as at 31 December 2014) and related interest amounting TL 11,156 (equivalent to $4,811 as at 31 December 2014). Tax penalty amounting TL 21,822 (equivalent to $9,410 as at 31 December 2014) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $12,883 as at 31 December 2014) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the settlement with the fiscal authority, provision amounting to TL 8,534 (equivalent to $3,680 as at 31 December 2014) has been recorded as income in the consolidated financial statements as at and for the period ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2014, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $56,872 as at 31 December 2014) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bereket Holding AS (formerly known as Bilgin Holding AS), Bilgin Yayincilik AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bereket Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bereket Holding AS. The Court rejected the case on the procedural grounds. Bereket Holding AS and SDIF have appealed the court decision. The Company replied to this appeal request. Appeal process is still pending. Bereket Holding A.Ş. and SDIF have waived from the lawsuit in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company (Note 12, 22).

Bereket Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $43 as at 31 December 2014) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. Bereket Holding A.Ş. waived from the lawsuit and decision of the court became definite  in line with the Settlement Agreement signed by and between Bereket Holding AS and the Company.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $356 as at 31 December 2014) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $267 as at 31 December 2014) was paid on 22 March 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of TL 736 (equivalent to $317 as at 31 December 2014). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $238 as at 31 December 2014) was paid on 7 June 2013.

The Lawsuit filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,078 as at 31 December 2014) on the grounds that the Company caused its damage by using the name “Turkiye Gures Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favour of the Company. Wrestling Federation objected to the report. The Court rejected the case in favour of the Company. Turkish Wrestling Federation appealed the decision. The Company replied this request in due time. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: None).

Investigation initiated by ICTA on invoicing mistakes

ICTA pursued an investigation to examine the subscribers’ complaints which are about the Company’s invoicing mistakes. On-site investigations have been commenced between 14-17 January and 15-16 May 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 2 June 2014. On 2 July 2014 the Company filed its written defences to ICTA. An oral hearing was held before the ICTA Board on 31 October 2014.

ICTA, by its decision dated 31 October 2014 took upon the aforementioned investigation, decided to  issue an official warning to the Company as regards to the allegation that the Company misinformed the subscribers regarding one of its Tariff Package; moreover, ICTA imposed an administrative fine of TL 1,213(equivalent to $523 as at 31 December 2014) in total, with respect to its allegations that the Company violated its obligations related to  correct invoicing and also violated its obligations related to the consumer rights and the obligations arisen out of its authorization; furthermore, ICTA decided that the reimbursements (stipulated to be made to the subscribers due to the infringements, which were alleged that occur within the scope of the aforementioned Board Decision) should be finalized within 6 six month. The Company filed 8 separate lawsuits for the cancellation of the aforementioned decision on 15 January 2015. There is no progress in the case yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on invoicing mistakes (continued)

Since the administrative fine amounting to TL 1,213 (equivalent to $523 as at 31 December 2014) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 910 (equivalent to $392 as at 31 December 2013) was made on 7 January 2015. The Company accrued a provision for withdrawal cost amounting to TL 2,957 (equivalent to $1,275 as at 31 December 2014) for the reimbursement amount to subscribers and for the fine as of in the consolidated financial statements as at and for the period ended 31 December 2014.

Investigation initiated by ICTA on limited usage services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $7,995as at 31 December 2014) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $16,035 as at 31 December 2014) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $7,995 as at 31 December 2014) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $5,996 as at 31 December 2014) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. District Administrative Court rejected the objection. The case is pending.

In the   consolidated financial statements as at and for the period ended 31 December 2014, the Company has netted of TL 16,306 (equivalent to $7,032 as at 31 December 2014) of reimbursement to subscribers from sales revenues, and accrued a provision amounting to TL 10,047 (equivalent to $4,333 as at 31 December 2014) for the remaining expected reimbursement amount to subscribers.

Investigation initiated by ICTA on subscription contracts and invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $765 as at 31 December 2014) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $574 as at 31 December 2014) was made on 18 February 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 16 January 2014, amounting to TL 1,413 (equivalent to $609 as at 31 December 2014) The Company filed a lawsuit on 28 March 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the stay of execution request of the Company. The Company objected to this decision. Objection was rejected. The Company requested stay of execution again. The Court rejected the stay of execution request of the Company again. The Company objected to this decision. Objection was rejected The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, and 25% discount was applied and payment amounting to TL 1,059 (equivalent to $457 as at 31 December 2014) was made on 7 March 2014.

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company paid less radio utilization and usage fees amounting to TL 67,493 (equivalent to $29,016 as at 31 December 2014) than it was required for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defence, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments. ICTA issued an official warning to the Company for the amount of TL 4,512 (equivalent to $1,946 as at 31 December 2014) regarding the radio utilization and usage fee which the Company allegedly did not pay for the years 2010-2011. In addition, ICTA imposed an administrative fine to the Company amounting to TL 2,648 (equivalent to $1,142 as at 31 December 2014) for the amount of TL 62,399 (equivalent to $26,909 as at 31 December 2014) of radio utilization and usage fee which the Company allegedly did not pay for the year 2010-2011 and to initiate an in-depth investigation to further inspect the correctness of the radio utilization and usage fee payments regarding terms do not fall under the scope of this investigation. The Company filed a lawsuit on 28 April 2014 for the cancellation of the aforementioned decision. The case is still pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,986 (equivalent to $856 as at 31 December 2014) was made on 16 April 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

ICTA sent notifications to the Company dated 27 May 2014 and 26 June 2014 and by these notifications, ICTA demanded the Company to pay the radio utilization and usage fees amouting to TL 67,493 (equivalent to $29,106 as at 31 December 2014); the amount which the Company allegedly paid deficiently on ICTA’s decision took upon the aforementioned investigation on the radio utilization and usage fees regarding the term 2010-2011. After that, ICTA send another notification to the Company on 24 July 2014 and notify the Company that it deducted the Company’s claims which the Company entitled to collect by sharing its antenna facilities. The Company filed a lawsuit on 5 September 2014 for the cancellation of these 3 administrative acts. Moreover, the Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by this lawsuit.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 67,493 (equivalent to $29,106 as at 31 December 2014) is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: none).

Due to the fact that Turkcell did not pay the aforementioned the TL 67,493 amounts, which the Company allegedly paid deficiently on ICTA’s decision took upon the investigation on the radio utilization and usage fees regarding the term 2010-2011, ICTA filed a lawsuit against the Company on 13 October 2014 for the collection of TL 40,885 (equivalent to $17,631 as at 31 December 2014) with its accrued interest. In this lawsuit ICTA alleged that it calculated its claim by this way: First of all, ICTA accrued default interest to the radio utilization and usage fee amounts that the Company allegedly paid deficiently on its decision took upon the aforementioned investigation and after that deducted both the amounts that was alleged that Turkcell has overpaid within the context of the aforesaid investigation and also deducted the amounts the Company entitled to collect from ICTA by sharing it’s antenna facilities amounting to TL 40,005 was deducted in total (equivalent to $17,252 as at 31 December 2014)from the amounts alleged that were paid deficiently. The case is pending.

ICTA, imposed an administrative act on the Company by referring to its Board Decision took upon the investigation on the radio utilization and usage fees regarding the period 2010-2011 and alleged that the Company has also paid the radio utilization and usage fees deficiently in the amount of TL 1,257 (equivalent to $542 as at 31 December 2014) ,during  the term 2013 July-December and by this administrative act, send accrual slips so as to collect the respective amount. The Company filed a lawsuit on 8 September 2014 for the cancellation of ICTA’s aforementioned accrual slips and  administrative act, implied on the Company. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2010-2011 (continued)

Due to the fact that the Company did not pay TL 1,257 (equivalent to $542 as at 31 December 2014), the amount which was alleged that the Company paid deficiently during the term 2013 July-December, ICTA filed a lawsuit on 23 December 2014 for the collection of the aforementioned amount with its accrued interest, which will be calculated according to Code numbered 6183. There is no progress in the case yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: none).

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees.

As a result of the investigation, ICTA imposed an administrative fine to the Company amounting to TL 2,802 (equivalent to $1,208 as at 31 December 2014) for the amount of TL 43,736 (equivalent to $18,861 as at 31 December 2014) of radio utilization and usage fee which the Company allegedly did not pay for the year 2012.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 2,101 (equivalent to $906 as at 31 December 2014) was made on 11 September 2014. The Company filed a lawsuit on 2 October 2014 for the cancellation of the aforementioned Board Decision. The case is pending.

The Company filed a lawsuit on 24 November 2014 for the cancellation of ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees in the amount of TL 43,736 (equivalent to $18,861as at 31 December 2014) which was claimed to have been paid deficiently on the aforementioned administrative act. The Company also requested the Court to recourse to Constitutional Court for the cancellation of the 1st, 3rd and 5th paragraphs of the 46th article of the Code numbered 5809 by these lawsuits. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding the additional utilization and usage fees request amounting to TL 43,736 (equivalent to $18,861 as at 31 December 2014) is uncertain, thus, no provision is recognized in the   consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: none).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on mobile number portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to TL 1,059 (equivalent to $457 as at 31 December 2014).

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 795 (equivalent to $343 as at 31 December 2014) was made on 1 April 2014.

The Company filed a lawsuit on 21 April 2014 for the stay of execution and the cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected the same. Objection was rejected. The case is still pending.

The Company’s share of contingent liabilities in joint ventures and associates
	2014	2013
Contingent liabilities incurred by the Group arising from its interests in A-tel	-	-
Contingent liabilities incurred by the Group arising from its interests in Fintur	-	-
Group’s share of Fintur’s contingent liabilities	475	37,101
Group’s share of A-tel’s contingent liabilities	-	-
	475	37,101

Investigation initiated by ICTA on ICTA Board Decision No:149

ICTA carried out an investigation whether the Company is compliant with ICTA Board decision number 149 and related decisions, which set a minimum rate for the Company’s on-net prices and an obligation to report the actual prices for tariffs.

As a result of the investigation ICTA imposed an administrative fine of TL 4,061 (equivalent to $1,751as at 31 December 2014) to the Company, for not complying with its reporting obligation set by the aforementioned ICTA decision, by submitting false and misleading reports and information to the ICTA and for not keeping the necessary information regarding the investigation during the term of the investigation. The Company filed 3 separate lawsuits for the stay of execution and the cancellation of the related articles of the aforementioned decision. The Court rejected the stay of execution requests. The Company objected this decisions. The cases are pending.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 3,046 (equivalent to $1,314      as at 31 December 2014) was made on 1 April 2014

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

In-depth investigation initiated by ICTA regarding the number of subscribers and radio utilization and usage fees

ICTA commenced an investigation based on Article 7 of the Board Decision on 11 December 2013, regarding the correctness of the subscription numbers reports, excluding the 2010-2011 period, which is essential for the payment of radio utilization and usage fees. On-site investigations have been commenced in June 2014 and July 2014.

Investigation initiated by Competition Authority for Exclusive Agreements for the base station areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates. Competition Board decided to extend investigation period for additional 2 months. The report regarding the investigation and additional report has been sent to the Company. Written defenses were submitted within due date. The Competition Authority Board decided that the Company’s practices did not cause any infringement under the Law number 4054.

Cancellation of the administrative acts and accrual slips regarding the usage of TRX Radio Utilization fees

The Company filed a lawsuit for the stay of execution and the cancellation of ICTA’s administrative acts and the accrual slips amounting to TL 1,418 (equivalent to $611 as at 31 December 2014). ICTA ordered the Company to re-pay the right of usage fees for the TRXs that are relocated and in this scope, ordered the Company to pay the right of usage fee retrospectively by its aforementioned administrative acts. The case is still pending.”

Investigation initiated by ICTA on open lines

ICTA initiated an investigation about the Company’s compliance with open lines and unit/minute frauds regulations. On-site investigations have been commenced on 18-20 August 2014. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 22 October 2014. The Company’s written defences was submitted within due date.

Investigation initiated by ICTA on processing of personal data

ICTA initiated an investigation about the Company’s compliance with the regulations of processing personal data, withdrawal cost calculations, target messaging, smart advertising On-site investigations have been commenced on 22-24 January 2014 and 16-18 April 2014. The inquiry of investigation which includes the three violation findings of the investigation was delivered to the Company on 4 November 2014. The Company’s written defences was submitted within due date.

The Company accrued a provision amounting to TL 5,408 (equivalent to $2,332 as at 31 December 2014) for the reimbursement amount to subscribers and for the fine as of in the consolidated financial statements as at and for the period ended 31 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding the number of subscribers and radio utilization and usage fees of 2013

ICTA commenced an investigation on the accuracy of the subscription numbers reports of 2013 which is essential for the payment of radio utilization and usage fee, inaugural meeting was performed on 17 December 2014.

Commitments and Contingencies related to Inteltek

Disputes with Spor Toto

Dispute regarding reconciliation difference

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,420 as at 31 December 2014) due to the difference in the reconciliation methods.

Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $659 as at 31 December 2014) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision and applied for the correction of the decision. Both requests of GDYS were rejected and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,420 as at 31 December 2014) and its overdue interest accrual amount of TL 1,894 (equivalent to $817 as at 31 December 2014) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,011 as at 31 December 2014) principal and TL 966 (equivalent to $417 as at 31 December 2014) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. The appeal and the correction of decision requests of Spor Toto were rejected and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,011 as at 31 December 2014) and accrued interest amounting to TL 3,376 (equivalent to $1,456 as at 31 December 2014) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Inteltek (continued)

Disputes with Spor Toto (continued)

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. Appeal process is still pending. The case file has been sent to the Council of State. The 13th Council of State has decided to accept İnteltek’s appeal request and reversed the decision of the Administrative Court. The plaintiff applied for correction of decision. It has been replied to the request for correction of decision within its legal term by İnteltek. The lawsuit file is under the evaluation for correction of decision before the Council of State.

Commitments and Contingencies related to Astelit

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of UAH 106,443 (equivalent to $6,750 as at 31 December 2014), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay on time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of UAH 35,292 (equivalent to $2,238 as at 31 December 2014).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor has a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine but, the distributor did not use the right.

Additionally, the distributor has a statute of limitation for 3 years from the date of the High Commercial Court decision, which will be expired on 26 March 2015. However the distributor is not conducting economic activity for a long period of time and has not appealed the decision. The possibility of such actions from distributor is very low.

Based on the management decision, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain , thus, no provision is recognized in the consolidated financial statements as at and for the period ended as at 31 December 2014 (31 December 2013: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Astelit (continued)

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional UAH 11,651 (equivalent to $739 as at 31 December 2014). The High Administrative Court decided in favor of Tax Administration on 27 March 2014. Therefore, Astelit paid the aforementioned amount on 4 April 2014. Also, additional penalty based on 120% of NBU’s daily rate will be paid to the Tax Authority according to the court decision. The court has decided that Euroasia status as financial institution must be defined under Ukrainian law.

On 27 June 2014, Astelit filed an application to the Supreme Court for review of abovementioned decision and proof that Dutch legislation should be applied. On 14 July 2014, the High Administrative Court applied Astelit’s admission for review in Supreme Court.

On 2 December 2014, the Supreme court has rejected Astelit`s appeal completely. The proceeding is closed. The initial tax decision regarding additional WHT paid (UAH 11,651 (equivalent to $739 as at 31 December 2014)) and ETH qualification as nonfinancial institution remain in force.

Based on negative court decision, Ukrainian Tax Authority invited Astelit’s representatives to the meeting and proposed to pay voluntarily the difference of WHT up to 10% and 3% of tax fine for the period of 2011-2012. Astelit paid this difference amounting to UAH 4,105 (equivalent to $260 as at 31 December 2014) in December 2014.

Based on the management opinion, provision amounting to UAH 4,806 (equivalent to $1,238 as at 31 December 2014) has been set for the  penalty risks belonging to years 2009-2010-2011 and 2012 in the consolidated financial statements as at and for the period ended 31 December 2014 (31 December 2013: $3,389).

Commitments and Contingencies related to Superonline

Penalty issued to Turkcell Superonline regarding infrastructure excavation

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $3,822 as at 31 December 2014) and TL 235 (equivalent to $101 as at 31 December 2014) to Turkcell Superonline related to infrastructure excavation.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel the penalties.  Turkcell Superonline’s stay of execution aplication was rejected.

Turkcell Superonline objected the decisions. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $3,822 as at 31 December 2014) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel the penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $101 as at 31 December 2014); Turkcell Superonline’s stay of execution aplication is rejected.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Superonline (continued)

Penalty issued to Turkcell Superonline regarding infrastructure excavation  (continued)

Ankara Administrative Courts for the annulment of penalties was concluded. According to the decision which was notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $3,923 as at 31 December 2014) was cancelled by the court. Ankara Metropol Municipality appealed the decision. Ankara Municipality demanded for issue of stay order with petition of appeal but at this stage, this application was rejected. State Council approved the decision.  Ankara Metropolitan Muncipality applied for correction of the decision. This application for correction of the decision was also rejected, and the decision was finalized.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $514 as at 31 December 2014) for insufficient payments made by Turkcell Superonline for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $519 as at 31 December 2014) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. A.S., Sınai ve Mali Yatirimlar Holding A.S. and Endustri Holding A.S. Any payment has not been received as of 31 December 2014. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payments, each amounting to TL 330 (equivalent to $142 as at 31 December 2014) and TL 450 (equivalent to $194 as at 31 December 2014) were cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions were appealed by Beykoz Tax Administration but this application was rejected, decisions are were approved. Turkcell Superonline filed two lawsuits for repayment of TL 410 (equivalent to $177 as at 31 December 2014) and TL 558 (equivalent to $241 as at 31 December 2014). The other two cases were rejected by the court, those decisions were appealed. The appeals about cases related to both order of payments amounting to TL 68 (equivalent to $29 as at 31 December 2014) and TL 354 (equivalent to $153 as at 31 December 2014)  were accepted by Council of State in favor of Turkcell Superonline.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Commitments and Contingencies related to Superonline (continued)

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) and Turkcell Superonline. Fokus had cancelled the contract and filed a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,587 as at 31 December 2014) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $10,780 as at 31 December 2014) for the work order given jobs together with the applicable past-due interest. Additionally, it was stated that TL 53,756 (equivalent to $23,182 as at 31 December 2014) was reserved for revenue loss.

Turkcell Superonline had filed a lawsuit against Fokus Insaat ve Turizm San. Tic. A.S. (“Fokus”) because of unfair termination of the agreement and obstinacy. Total value of this action was TL 9,324 (equivalent to $4,021 as at 31 December 2014).
The two cases were jointed by the court according to the application of Turkcell Superonline. When the lawsuit was in the process of technical expert examination, Parties reconciled and submitted mutual withdrawal petition.  Both cases were rejected because of the mutual withdrawal by the court. Decisions were finalized.

35.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2014 and 2013, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $15,053, $16,911and $14,964 for the years ended 31 December 2014, 2013 and 2012, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

35.	Related parties (continued)

Due from related parties – short term	2014	2013
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	2,546	622
Vimpelcom OJSC (“Vimpelcom”)	808	1,570
Megafon OJSC (“Megafon”)	504	439
GSM Kazakhstan Ltd (“Kazakcell”)	489	700
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	429	1,378
Kyivstar GSM JSC (“Kyivstar”)	2	268
T-Medya	-	2,979
Other	801	2,056
	5,579	10,012

Due from related parties short term is shown net of allowance for doubtful debts amounting to $34 as at 31 December 2014 (31 December 2013: $65).

Due to related parties – short term	2014	2013
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	4,058	2,847
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,049	3,535
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,505	362
A-Tel	-	32,212
Other	2,012	3,322
	10,624	42,278

Due from KVK Teknoloji, mainly resulted from simcard and scratch card sales to this company.

Due from Vimpelcom, resulted from interconnection and roaming services.

Due from Megafon, resulted from interconnection and roaming services.

Due from Kazakcell, mainly resulted from roaming services and software development sales.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Kyivstar, mainly resulted from interconnection, roaming and international traffic carriage services.

As of 31 December 2014, the Company’s shares on T-Medya has been sold to Bereket Holding A.S. Furthermore, Çukurova Holding, one of the principal shareholders’ of the Company, has announced that  their shares on T-Medya are transferred to a third party. Therefore, as at 31 December 2014 T-Medya is not listed as related party and due from T-Medya is presented in trade receivables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

35.	Related parties (continued)

Due to KVK Teknoloji resulted from the payables for sales commissions, terminal purchases and payables in relation to assigned receivables from KVK.

Due to Hobim resulted from invoice printing services and subscription documents services rendered by this company.

Due to Krea mainly resulted from the content services rendered by this company.

Turkcell’s whole stake in A-tel has been transferred to Bereket Holding A.Ş. for a consideration of TL 31,025 (equivalent to $14,306 as at transaction date) within the context of the Share Sale Agreement signed on 27 August 2014. Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013 is resulted from accrual for provision.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 31.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenue from related parties	2014	2013	2012
Sales to KVK Teknoloji
Simcard and prepaid card sales	196,432	303,796	395,859
Sales to Kyivstar
Telecommunications services	31,779	49,301	47,316
Sales to Vimpelcom
Telecommunications services	22,162	15,883	11,292
Sales to Megafon
Telecommunication services	14,016	10,117	5,454
Sales to Teliasonera International
Telecommunications services	8,244	6,806	6,434
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	5,014	5,834	4,992
Sales to Krea
Call center revenues, fixed line services, rent and interest charges	4,925	8,842	11,440
Sales to A-Tel
Simcard and prepaid card sales	-	-	5,660

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

35.	Related parties (continued)

Related party expenses	2014	2013	2012
Charges from KVK Teknoloji
Dealer activation fees and others	51,616	39,925	20,078
Charges from Kyivstar
Telecommunications services	31,993	44,515	40,511
Charges from Hobim
Invoicing and archieving services	16,529	21,994	22,630
Charges from Teliasonera International
Telecommunications services	6,964	8,665	8,302
Charges from Vimpelcom
Telecommunications services	6,263	6,765	5,986
Charges from Krea
Digital television broadcasting services	5,936	4,863	9,130
Charges from Megafon
Telecommunications services	5,822	7,787	4,498
Charges from Millenicom
Telecommunications services	3,433	3,693	4,261
Charges from A-Tel (*)
Dealer activation fees and others	-	-	32,561

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for year ended 31 December  2012 amounting to $13,262  and provision amounting to $19,299 for the year ended 31 December 2012.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

35.	Related parties (continued)

Agreements with KVK Teknoloji (continued):

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2014 is TL 1,165,998 (equivalent to $502,824 as at 31 December 2014) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2013: TL 615,491 (equivalent to $288,381 as at 31 December 2013).

Additionally; the Group made handset purchases from KVK for the sale of the product and marketing activities to subscribers.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination, roaming and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group. SDIF took over the management of Krea in 2013.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

35.	Related parties (continued)

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 175,434 (equivalent to $75,654 as at 31 December 2014). However; as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $437 as at 31 December 2014) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

36.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2014 and 2013 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2014 (%)	2013 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danışma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100

Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Sistemleri AS	Turkey	GSM services	100	100
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
Turktell Uluslararasi Yatırım Holding AS**	Turkey	Telecommunications investments	-	100
Global FLLC *	Republic of Belarus	Customer relations management	-	100
Talih Kusu Altyapi Hizmetleri AS***	Turkey	Telecommunications investments	-	100
Fizy Iletisim AS****	Turkey	Music and video broadcasting	-	70

*	It has been decided to liquidate Global FLLC on 28 November 2013. The liquidation has been completed as at 9 October 2014.
**	Turktell Uluslararası Yatrım Holding AS is entirely acquired by Turkcell and the process has been completed by 24 December 2014.
***	Talihkusu Alt Yapi Hizmetleri AS is entirely acquired by Turkcell Superonline and the process has been completed by 18 December 2014.
****	Fizy is entirely acquired by Turktell Bilisim Servisleri AS and the process has been completed by 18 December 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

36.	Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Group are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2014	31 December 2013	31 December 2014	31 December 2013	31 December 2014	31 December 2013

Eurasia	Netherlands/Ukraine	44.96	44.96	(217,753)	(14,710)	(218,557)	(121,101)
Inteltek	Turkey	45.00	45.00	16,507	13,563	49,500	36,855
Individually immaterial subsidiaries with non-controlling interest				6,907	2,423	3,989	(809)
				(194,339)	1,276	(165,068)	(85,055)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

36.	Subsidiaries (continued)

Summarized financial information in respect of Euroasia and Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Euroasia

		31 December	31 December
		2014	2013

Current assets		46,655	36,235
Non-current assets		203,393	441,451
Current liabilities		740,787	746,182
Non-current liabilities		5,467	11,784
Deficit in equity		(496,206)	(280,280)

	2014	2013	2012

Revenue	347,183	449,796	405,417
Expenses	(831,508)	(482,515)	(461,485)

Loss for the year	(484,325)	(32,719)	(56,068)

Other comprehensive income / (loss) for the year	268,399	-	(65)

Net cash inflow from operating activities	68,601	76,382	116,870
Net cash outflow from investing activities	(42,601)	(65,298)	(79,203)
Net cash inflow / (outflow) from financing activities	(5,000)	(46,450)	1,078
Effects of foreign exchange rate fluctuations on
cash and cash equivalents	(12,093)	13	(14)
Net cash inflow / (outflow)	8,907	(35,353)	38,731

Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions as explained in Note 26. As no waiver has been received for defaulted SCM loan, this loan has been classified in current liabilities. As a result of the default, SCM has a right to demand immediate loans repayment although doesn’t have any pledge rights as explained in Note 26.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2014
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908, dated 21 February 2013 and numbered 1019 and dated 19 February 2014 and numbered 1106, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013, 24 June 2013 and 29 May 2014 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011, 2012 and 2013 could not be presented for approval.)

36.	Subsidiaries (continued)

Inteltek

	31 December	31 December
	2014	2013

Current assets	130,973	99,794
Non-current assets	10,560	13,849
Current liabilities	12,267	13,050
Non-current liabilities	19,265	18,694
Equity	110,001	81,899

	2014	2013	2012

Revenue	58,297	56,539	51,771
Expenses	(21,614)	(26,398)	(22,890)

Profit for the year	36,683	30,141	28,881

Other comprehensive (expense) / income for the year	(8,578)	(13,977)	3,235

Net cash inflow from operating activities	19,648	16,487	30,713
Net cash inflow from investing activities	13,899	3,238	11,715
Net cash outflow from financing activities	-	(1,123)	(19,250)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	1,251	2,691	(588)
Net cash inflow	34,798	21,293	22,590

37.	Subsequent events

Turkcell Board of Directors has decided to convene the Annual General Assembly Meeting of the Company pertaining to the years of 2010, 2011, 2012, 2013 and 2014 on 26 March 2015.

Company’s subsidiary, LLC Astelit (“Astelit”) applied to participate in the Ukrainian 3G UMTS Mobile Licenses Tender and tender payment amounting to 810,000 UAH (equivalent to $51,368 as at 31 December 2014) has been made on 10 February 2015.

Sureyya Ciliv, CEO of the Group, resigned from his position, effective from 31 January 2015. The Company’s Board of Directors decided that Chief Technology Group Officer Ilker Kuruoz will be the acting CEO. The appointment process of a new CEO has been initiated.

There is no any other material subsequent events that might require adjustment or disclosure except for the disclosed events stated above and in the other notes to the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 13, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 13, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director